Exhibit 99.1

THE VALENS COMPANY INC.
as the Corporation

and

COMPUTERSHARE TRUST COMPANY OF CANADA
as the Warrant Agent

WARRANT INDENTURE
Providing for the Issue of up to 6,102,593 Warrants

Dated as of April 5, 2022

( i )

( ii )

ADDENDA

SCHEDULE “A” FORM OF WARRANT
SCHEDULE “B” EXERCISE FORM

( iii )

WARRANT INDENTURE

THIS WARRANT INDENTURE is dated as of April 5, 2022.

BETWEEN:

THE VALENS COMPANY INC.
a corporation incorporated under the laws of Canada (the “Corporation”)

AND

COMPUTERSHARE TRUST COMPANY OF CANADA
a trust company existing under the laws of Canada and authorized to carry on business in all provinces of Canada (the “Warrant Agent”)

WHEREAS in connection with the public offering of Units (as defined herein) in all of the provinces of Canada, except Quebec, pursuant to an amended and restated base shelf prospectus dated March 28, 2022 and a prospectus supplement dated March 30, 2022 and in the United States pursuant to the Corporation’s effective registration statement on Form F-10 (File No. 333-263941), including the prospectus included therein and the supplement thereto (the “Offering”), the Corporation is proposing to issue up to a maximum of 6,102,593 Warrants (as defined herein) pursuant to this Indenture, of which 5,306,603 Warrants will be issuable pursuant to the Offering and an additional 795,990 Warrants will be issuable pursuant to the exercise of the Over-Allotment Option (as defined herein);

AND WHEREAS pursuant to this Indenture, each whole Warrant shall, subject to adjustment, entitle the holder thereof to acquire one (1) Common Share (each, a “Warrant Share”) upon payment of the Exercise Price (as defined herein) prior to the Expiry Time (as defined herein) upon the terms and conditions herein set forth;

AND WHEREAS all acts and deeds necessary have been done and performed to make the Warrants, when created and issued as provided in this Indenture, legal, valid and binding upon the Corporation with the benefits and subject to the terms of this Indenture;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Warrant Agent;

NOW THEREFORE, in consideration of the premises and mutual covenants hereinafter contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Corporation hereby appoints the Warrant Agent as warrant agent to hold the rights, interests and benefits contained herein for and on behalf of those persons who from time to time become the holders of Warrants issued pursuant to this Indenture and the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1	Definitions.

In this Indenture, including the recitals and schedules hereto, and in all indentures supplemental hereto:

“Adjustment Period” means the period from the Effective Date up to and including the Expiry Time;

“Applicable Legislation” means any statute of Canada, or a province thereof, and the regulations under any such named or other statute, relating to warrant indentures or to the rights, duties and obligations of warrant agents under warrant indentures, to the extent that such provisions are at the time in force and applicable to this Indenture;

“Auditors” means KPMG LLP, Chartered Professional Accountants or such other firm of chartered professional accountants duly appointed as auditors of the Corporation, from time to time;

“Authenticated” means (a) with respect to the issuance of a Warrant Certificate, one which has been duly signed by the Corporation or on which the signatures of the Corporation have been printed, lithographed or otherwise mechanically reproduced and authenticated by signature of an authorized officer of the Warrant Agent, and (b) with respect to the issuance of an Uncertificated Warrant, one in respect of which the Warrant Agent has completed all Internal Procedures such that the particulars of such Uncertificated Warrant as required by Section 2.7 are entered in the register of holders of Warrants, and “Authenticate”, “Authenticating” and “Authentication” have the appropriate correlative meanings;

“Book Entry Participants” or “Participants” means a CDSX Participant or a DTC Participant;

“Book Entry Registration System” means the book-based securities system administered by the Depository in accordance with its operating rules and procedures in force from time to time;

“Book Entry Warrants” means Warrants that are to be held only by or on behalf of the Depository;

“Business Day” means a day, other than a Saturday, a Sunday or statutory or civic holiday in the city of Toronto, Ontario, and shall be a day on which the Exchange is open for trading;

“Canadian Universal Market Rules” means the Universal Market Integrity Rules of the Investment Industry Regulatory Organization of Canada, as amended from time to time;

Cannabis Permits” means all permits or licences of any nature held by the Corporation or any subsidiary of the Corporation, as of the date of this Indenture or thereafter, under Canadian federal, provincial and territorial law, and regulations made thereunder, that are necessary or desirable to lawfully conduct or maintain, directly or indirectly, its cannabis-related activities and interests;

“Capital Reorganization” has the meaning set forth in Section 4.1(d);

“CDSX” means the settlement and clearing system of CDS Clearing and Depository Services Inc. for equity and debt securities in Canada;

“CDSX Participant” means a person recognized by CDSX as a participant;

“Common Share Reorganization” has the meaning set forth in Section 4.1;

“Common Shares” means, subject to Article 4, fully paid and non-assessable common shares in the capital of the Corporation as presently constituted;

“Confirmation” has the meaning set forth in Section 3.2(4);

“Corporation” has the meaning set forth on page 1 of this Indenture, and includes any successor corporation to or of the Corporation, which shall have complied with Section 8.2 hereof;

“Counsel” means a barrister and/or solicitor or a firm of barristers and/or solicitors retained by the Warrant Agent or retained by the Corporation, which may or may not be counsel for the Corporation;

“Current Market Price” of the Common Shares at any date means the daily volume weighted average of the trading price per Common Share for the Common Shares for each day there was a closing price for the twenty (20) consecutive Trading Days ending five (5) days prior to such date on the Exchange or if on such date the Common Shares are not listed on the Exchange, on such stock exchange upon which such Common Shares are listed and as selected by the directors of the Corporation, or, if such Common Shares are not listed on any stock exchange then on such over-the-counter market as may be selected for such purpose by the directors of the Corporation; provided further that if the Common Shares are not then listed on any stock exchange or over-the-counter market, then the Current Market Price shall be determined by the directors of the Corporation, acting in good faith;

“Depository” means CDS Clearing and Depository Services Inc. and DTC or such other person as is designated in writing by the Corporation to act as depository in respect of the Warrants;

“Dividends” means any dividends paid by the Corporation;

“DTC” means the Depository Trust Clearing Company;

“DTC Participant” means a person recognized by DTC as a participant;

“Effective Date” means the date of this Indenture;

“Equity Shares” means the Common Shares and any shares of any other class or series of the Corporation which may from time to time be authorized for issue if by their terms such shares confer on the holders thereof the right to participate in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation beyond a fixed sum or a fixed sum plus accrued dividends;

“Exchange” means the Toronto Stock Exchange or such other exchange on which the Common Shares are then listed and which forms the primary trading market for such shares;

“Exchange Rate” means the number of Warrant Shares subject to the right of purchase under each Warrant, such number being equal to one Warrant Share per Warrant as of the date hereof;

“Exercise Date” means, in relation to a Warrant, the Business Day on which such Warrant is validly exercised or deemed to be validly exercised in accordance with Article 3 hereof;

“Exercise Notice” has the meaning set forth in Section 3.2(1);

“Exercise Price” at any time, means the price at which a whole Warrant Share may be purchased by the exercise of a whole Warrant, which is initially $3.20 per Warrant Share, payable in immediately available Canadian funds, subject to adjustment in accordance with the provisions of Section 4.1;

“Expiry Date” means for a particular Warrant, such date that is 48 months following the date hereof.

“Expiry Time” means 4:30 p.m. (Toronto time) on the Expiry Date (it being acknowledged that the beneficial Warrantholders and Participants shall have to comply with the internal policies and procedures of the Depository which may impose an earlier cut-off time on the Expiry Date);

“Extraordinary Resolution” has the meaning set forth in Section 7.11(1);

“Governmental Authority” or “Governmental Authorities” means any of the governments of Canada, the United States, any other nation or any political subdivision thereof, whether provincial, state, territorial or local, and any agency, authority, instrumentality, regulatory body, court, central bank, fiscal or monetary authority or other authority regulating financial institutions, and any other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government;

“Indemnified Parties” has the meaning ascribed thereto in Section 9.7(e);

“Initial Registration Statement” means the registration statement on Form F-10 (File No. 333-263941) filed with the SEC on March 29, 2022, including the prospectus contained therein, and the supplement thereto filed with the SEC on March 30, 2022;

“Internal Procedures” means in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the register at any time (including without limitation, original issuance or registration of transfer of ownership) the minimum number of the Warrant Agent’s internal procedures customary at such time for the entry, change or deletion made to be complete under the operating procedures followed at the time by the Warrant Agent, it being understood that neither preparation and issuance shall constitute part of such procedures for any purpose of this definition;

“Issue Date” means the date on which the Warrant is actually issued by or on behalf of the Corporation in accordance with the provisions of this Indenture;

“Nasdaq” means The Nasdaq Capital Market;

“Offering” has the meaning set forth in the preambles hereto;

“Over-Allotment Option” means the option, granted by the Corporation to the Underwriters, which may be exercised in part or in whole at the Underwriters’ sole discretion and without obligation, at any time until 30 days following the closing date of the Offering, to purchase: (i) up to an additional 1,591,981 Units; (ii) up to an additional 1,591,981 Common Shares; (iii) up to an additional 795,990 Warrants; or (iv) any combination of (i), (ii) and (iii) provided that, in each case, the aggregate number of over-allotment Common Shares and aggregate number of over-allotment Warrants that may be issued under the Over-Allotment Option (in each case either as underlying components of the over-allotment Units or otherwise) does not exceed 1,591,981 over-allotment Common Shares and 795,990 over-allotment Warrants;

“person” means an individual, body corporate, partnership, trust, warrant agent, executor, administrator, legal representative or any unincorporated organization;

“register” means the one set of records and accounts maintained by the Warrant Agent pursuant to Section 2.9;

“Registered Warrantholders” means the persons who are registered owners of Warrants as such names appear on the register, and for greater certainty, shall include the Depository as well as the holders of Uncertificated Warrants appearing on the register of the Warrant Agent;

“Registration Statement” means a registration statement filed with the SEC under the U.S. Securities Act registering the Warrants and the Warrant Shares issuable upon exercise of the Warrants (including any prospectus included therein and any supplement thereto), which, as at the date of this Indenture, is the Initial Registration Statement;

“Rights Offering” has the meaning set forth in Section 4.1(b);

“SEC” means the United States Securities and Exchange Commission;

“securities laws” means, collectively, the applicable securities laws and regulations of each of the provinces of Canada, except Quebec, the United States and each of the states of the United States,and all other applicable securities laws, together with all respective regulations made and forms prescribed thereunder, published rules, policy statements, notices, orders and rulings of the securities commissions or similar regulatory authorities thereto, as applicable, including the rules and policies of the Exchange;

“Shareholders” means holders of Common Shares;

“successor entity” has the meaning ascribed thereto in Section 8.2;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder;

“this Warrant Indenture”, “this Indenture”, “this Agreement”, “hereto”, “herein”, “hereby”, “hereof” and similar expressions mean and refer to this Indenture and any indenture, deed or instrument supplemental hereto; and the expressions “Article”, “Section”, “subsection” and “paragraph” followed by a number, letter or both mean and refer to the specified article, section, subsection or paragraph of this Indenture;

“Trading Day” means, with respect to the Exchange, a day on which such exchange is open for the transaction of business and with respect to another exchange or an over-the-counter market means a day on which such exchange or market is open for the transaction of business;

“TSX” means the Toronto Stock Exchange.

“Uncertificated Warrant” means any Warrant which is not evidenced by a Warrant Certificate;

“Underwriters” means Stifel Nicolaus Canada Inc., ATB Capital Markets Inc., Haywood Securities Inc., Alliance Global Partners, M Partners Inc., and Raymond James Ltd.;

“United States” means the United States of America, its territories and possessions, any state of the United States, or, for the purposes of Section 5.6, any political subdivision thereof and the District of Columbia;

“Units” means units of the Corporation, with each Unit comprised of one Common Share and one-half of one Warrant;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“Warrant Agency” means the principal office of the Warrant Agent in Toronto, Ontario, the principal office of the Warrant Co-Agent in the City of New York, New York and/or such other place as may be designated in accordance with Section 3.5;

“Warrant Agent” means Computershare Trust Company of Canada, in its capacity as warrant agent of the Warrants, or its successors from time to time;

“Warrant Co-Agent” means Computershare Trust Company N.A. or any lawful successor from time to time;

“Warrant Certificate” means a certificate, substantially in the form set forth in Schedule “A“ hereto, to evidence those Warrants that will be evidenced by a certificate;

“Warrant Shares” has the meaning, subject to Article 4, set forth in the preambles hereto.

“Warrantholders”, or “holders” without reference to Warrants, means the warrantholders as and in respect of Warrants registered in the name of the Depository and includes owners of Warrants who beneficially hold securities entitlements in respect of the Warrants through a Book Entry Participant or means, at a particular time, the persons entered in the register hereinafter mentioned as holders of Warrants outstanding at such time;

“Warrantholders’ Request” means an instrument signed in one or more counterparts by Registered Warrantholders entitled to acquire in the aggregate not less than 50% of the aggregate number of Warrant Shares which could be acquired pursuant to all Warrants then unexercised and outstanding, requesting the Warrant Agent to take some action or proceeding specified therein;

“Warrants” means the Common Share purchase warrants created by and authorized by and issuable under this Indenture, to be issued and countersigned hereunder as a Warrant Certificate and /or Uncertificated Warrant held through the Book Entry Registration System on a no-certificate issued basis, entitling the holder or holders thereof to purchase Warrant Shares (subject to adjustment as herein provided) at the Exercise Price prior to the Expiry Time and, where the context so requires, also means the warrants issued and Authenticated hereunder, whether by way of Warrant Certificate or Uncertificated Warrant; and

“written order of the Corporation”, “written request of the Corporation”, “written consent of the Corporation” and “certificate of the Corporation” mean, respectively, a written order, request, consent and certificate signed in the name of the Corporation by any two duly authorized signatories of the Corporation and may consist of one or more instruments so executed.

Section 1.2         Gender and Number.

Words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa.

Section 1.3         Headings, Etc.

The division of this Indenture into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or of the Warrants.

Section 1.4         Day not a Business Day.

If any day on or before which any action or notice is required or permitted to be taken or given hereunder is not a Business Day, then such action or notice shall be required or permitted to be taken or given on or before the requisite time on the next succeeding day that is a Business Day.

Section 1.5         Time of the Essence.

Time shall be of the essence in this Indenture and each Warrant.

Section 1.6         Monetary References.

Whenever any amounts of money are referred to herein, such amounts shall be deemed to be in lawful money of Canada unless otherwise expressed.

Section 1.7         Applicable Law.

This Indenture, the Warrants, the Warrant Certificates (including all documents relating thereto, which by common accord have been and will be drafted in English) shall be construed in accordance with the laws of the Province of Ontario, and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts. Each of the parties hereto, which shall include the Warrantholders, irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario with respect to all matters arising out of this Indenture and the transactions contemplated herein.

Section 1.8         Calculations.

The Corporation shall be responsible for making all calculations called for hereunder, including calculations of Current Market Price. The Corporation shall make such calculations in good faith and, absent manifest error, the Corporation’s calculations shall be final and binding on Warrantholders and the Warrant Agent. The Corporation will provide a schedule of its calculations to the Warrant Agent and the Warrant Agent shall be entitled to rely conclusively upon the accuracy of such calculations, without independent verification.

ARTICLE 2
ISSUE OF WARRANTS

Section 2.1         Creation and Issue of Warrants.

Subject to adjustment in accordance with the provisions of this Indenture, a maximum of 6,102,593 Warrants are hereby created and authorized to be issued on the Issue Date in accordance with the terms and conditions hereof. By written order of the Corporation, the Warrant Agent shall Authenticate and shall deliver Warrants in certificate or uncertificated form pursuant to Section 2.5 hereof to Registered Warrantholders and record the name of the Registered Warrantholders on the Warrant register. Registration of interests in Warrants held by the Depository may be evidenced by a position appearing on the register for Warrants of the Warrant Agent for an amount representing the aggregate number of such Warrants outstanding from time to time.

Section 2.2         Terms of Warrants.

(1)	Subject to the applicable conditions for exercise set out in Article 3 having been satisfied and subject to adjustment in accordance with Section 4.1, each whole Warrant shall entitle each Warrantholder thereof, upon exercise at any time after the Issue Date and prior to the Expiry Time, to acquire one (1) Warrant Share upon payment of the Exercise Price.

(2)	No fractional Warrants shall be issued or otherwise provided for hereunder and Warrants may only be exercised in a sufficient number to acquire whole numbers of Warrant Shares. Any fractional Warrants shall be rounded down to the nearest whole number of Warrants and no consideration shall be paid for any such fractional Warrant.

(3)	Each whole Warrant shall entitle the holder thereof to such other rights and privileges as are set forth in this Indenture.

(4)	The number of Warrant Shares that may be purchased pursuant to the Warrants and the Exercise Price therefor shall be adjusted upon the events and in the manner specified in Section 4.1.

(5)	Neither the Corporation nor the Warrant Agent shall have any obligation to deliver Warrant Shares upon the exercise of any Warrant if the person to whom such shares are to be delivered is a resident of a country or political subdivision thereof in which the Warrant Shares may not lawfully be issued pursuant to applicable securities legislation. The Corporation or the Warrant Agent may require any person to provide proof of an applicable exemption from such securities legislation to the Corporation and Warrant Agent before Warrant Shares are delivered pursuant to the exercise of any Warrant.

Section 2.3        Warrantholder not a Shareholder.

Except as may be specifically provided herein, nothing in this Indenture or in the holding of a Warrant Certificate, entitlement to a Warrant or otherwise, shall, in itself, confer or be construed as conferring upon a Warrantholder any right or interest whatsoever as a Shareholder, including, but not limited to, the right to vote at, to receive notice of, or to attend, meetings of Shareholders or any other proceedings of the Corporation, or the right to Dividends and other allocations.

Section 2.4         Warrants to Rank Pari Passu.

All Warrants shall rank equally and without preference over each other, whatever may be the actual date of issue thereof.

Section 2.5         Form of Warrants, Warrant Certificates.

(1)	The Warrants may be issued in both certificated and uncertificated form. All Warrants issued in certificated form shall be evidenced by a Warrant Certificate (including all replacements issued in accordance with this Indenture), substantially in the form set out in Schedule “A” hereto, which shall be dated as of the Issue Date, shall bear such distinguishing letters and numbers as the Corporation may, with the approval of the Warrant Agent, prescribe, and shall be issuable in any denomination excluding fractions. All Warrants issued to the Depository may be in either a certificated or uncertificated form, such uncertificated form being evidenced by a book position on the register of Warrantholders to be maintained by the Warrant Agent in accordance with Section 2.6.

(2)	Each Warrantholder by purchasing such Warrant acknowledges and agrees that the terms and conditions set forth in the form of the Warrant Certificate set out in Schedule “A“ hereto shall apply to all Warrants and Warrantholders regardless of whether such Warrants are issued in certificated or uncertificated form or whether such Warrantholders are Registered Warrantholders or owners of Warrant who beneficially hold security entitlements in respect of the Warrants through a Depository.

Section 2.6         Book Entry Warrants.

(1)	Registration and reregistration of beneficial interests in and transfers of Warrants held by the Depository shall be made only through the Book Entry Registration System and no Warrant Certificates shall be issued in respect of such Warrants except where physical certificates evidencing ownership in such securities are required or as set out herein or as may be requested by the Depository, as determined by the Corporation, from time to time. Except as provided in this Section 2.6, owners of beneficial interests in any Uncertificated Warrants registered in the name of the Depository shall not be entitled to have Warrants registered in their names and shall not receive or be entitled to receive Warrants in definitive form or to have their names appear in the register referred to in Section 2.9 herein. Warrants registered in the name of the Depository will be issued as an Uncertificated Warrant, unless otherwise requested in writing by the Depository or the Corporation.

(2)	Notwithstanding any other provision in this Indenture, no Uncertificated Warrants registered in the name of the Depository may be exchanged in whole or in part for Warrants registered, and no transfer of any Uncertificated Warrants registered in the name of the Depository in whole or in part may be registered, in the name of any person other than the Depository for such Uncertificated Warrants or a nominee thereof unless:

(a)	the Depository notifies the Corporation that it is unwilling or unable to continue to act as depository in connection with the Book Entry Warrants and the Corporation is unable to locate a qualified successor;

(b)	the Corporation determines that the Depository is no longer willing, able or qualified to properly discharge its responsibilities as holder of the Uncertificated Warrants and the Corporation is unable to locate a qualified successor;

(c)	the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Corporation is unable to locate a qualified successor;

(d)	the Corporation determines that the Warrants shall no longer be held as Book Entry Warrants through the Depository;

(e)	such right is required by Applicable Legislation, as determined by the Corporation and the Corporation’s Counsel; or

(f)	such registration is effected in accordance with the internal procedures of the Depository and the Warrant Agent,

following which, Warrants for those holders requesting the same shall be registered and issued to the beneficial owners of such Warrants or their nominees as directed by the holder. The Corporation shall provide a certificate executed by an officer of the Corporation giving notice to the Warrant Agent of the occurrence of any event outlined in this Section 2.6(2).

(3)	Subject to the provisions of this Section 2.6, any exchange of Uncertificated Warrants registered in the name of the Depository for Warrants which are not Uncertificated Warrants may be made in whole or in part in accordance with the provisions of Section 2.11, mutatis mutandis. All such Warrants issued in exchange for such Uncertificated Warrants or any portion thereof shall be registered in such names as the Depository for such Uncertificated Warrants shall direct and shall be entitled to the same benefits and be subject to the same terms and conditions (except insofar as they relate specifically to such Uncertificated Warrants) as such Uncertificated Warrants or portion thereof surrendered upon such exchange.

(4)	Every Warrant that is Authenticated upon registration or transfer of an Uncertificated Warrant registered in the name of the Depository, or in exchange for or in lieu of an Uncertificated Warrant registered in the name of the Depository or any portion thereof, whether pursuant to this Section 2.6, or otherwise, shall be Authenticated in the form of, and shall be, an Uncertificated Warrant registered in the name of the Depository, unless such Warrant is registered in the name of a person other than the Depository for such Uncertificated Warrant or a nominee thereof.

(5)	The rights of beneficial owners of Warrants who hold securities entitlements in respect of the Warrants through the Book Entry Registration System shall be limited to those established by applicable law and agreements between the Depository and the Book Entry Participants and between such Book Entry Participants and the beneficial owners of Warrants who hold securities entitlements in respect of the Warrants through the Book Entry Registration System, and such rights must be exercised through a Book Entry Participant in accordance with the rules and procedures of the Depository.

(6)	Notwithstanding anything herein to the contrary, neither the Corporation nor the Warrant Agent nor any agent thereof shall have any responsibility or liability for:

(a)	the electronic records maintained by the Depository relating to any ownership interests or any other interests in the Warrants or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any person in any Warrant represented by an electronic position in the Book Entry Registration System (other than the Depository or its nominee);

(b)	maintaining, supervising or reviewing any records of the Depository or any Book Entry Participant relating to any such interest; or

(c)	any advice or representation made or given by the Depository or those contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any Book Entry Participant.

(7)	Notwithstanding any provisions made in this Indenture, it is acknowledged and understood that the beneficial Warrantholders and Participants shall have to comply with the internal policies and procedures of the Depository which may impose an earlier cut-off time on the Expiry Date and that the Warrant Agent shall have no responsibility in connection with any such cut-off time imposed by the Depository.

(8)	The Corporation may terminate the application of this Section 2.6 in its sole discretion and after due consultation with the Underwriters in which case all Warrants shall be evidenced by Warrant Certificates registered in the name of a Person other than the Depository.

Section 2.7         Warrant Certificate.

(1)	For Warrants issued in certificated form, the form of certificate representing such Warrants shall be substantially as set out in Schedule “A“ hereto or such other form as is authorized from time to time by the Corporation and the Warrant Agent. Each Warrant Certificate shall be Authenticated on behalf of the Warrant Agent. Each Warrant Certificate shall be signed by any duly authorized signatory of the Corporation; whose signature shall appear on the Warrant Certificate and may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid and binding upon the Corporation as if it had been signed manually. Any Warrant Certificate which has one signature duly executed by the Corporation as hereinbefore provided shall be valid notwithstanding that the person whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of such Warrant Certificate. The Warrant Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Warrant Agent may determine.

(2)	The Warrant Agent shall Authenticate Uncertificated Warrants (whether upon original issuance, exchange, registration of transfer, partial payment, or otherwise) by completing its Internal Procedures and the Corporation shall, and hereby acknowledges that it shall, thereupon be deemed to have duly and validly issued such Uncertificated Warrants under this Indenture. Such Authentication shall be conclusive evidence that such Uncertificated Warrant has been duly issued hereunder and that the holder or holders are entitled to the benefits of this Indenture. The register shall be final and conclusive evidence as to all matters relating to Uncertificated Warrants with respect to which this Indenture requires the Warrant Agent to maintain records or accounts. In case of differences between the register at any time and any other time the register at the later time shall be controlling, absent manifest error, and such Uncertificated Warrants are binding on the Corporation.

(3)	Any Warrant Certificate validly issued in accordance with the terms of this Indenture in effect at the time of issue of such Warrant Certificate shall, subject to the terms of this Indenture and Applicable Legislation, validly entitle the holder to acquire Warrant Shares, notwithstanding that the form of such Warrant Certificate may not be in the form currently required by this Indenture.

(4)	No Warrant shall be considered issued or shall be valid or obligatory or shall entitle the holder thereof to the benefits of this Indenture, until it has been Authenticated by the Warrant Agent. Authentication by the Warrant Agent, including by way of entry on the register, shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or of such Warrant Certificates or Uncertificated Warrants (except the due Authentication thereof) or as to the performance by the Corporation of its obligations under this Indenture and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrants or any of them or of the consideration thereof. Authentication by the Warrant Agent shall be conclusive evidence as against the Corporation that the Warrants so Authenticated have been duly issued hereunder and that the holder thereof is entitled to the benefits of this Indenture.

(5)	No Warrant Certificate shall be considered issued or Authenticated or, if Authenticated, shall be obligatory or shall entitle the holder thereof to the benefits of this Indenture, until it has been Authenticated by signature by or on behalf of the Warrant Agent substantially in the form of the Warrant set out in Schedule “A hereto. Such Authentication on any such Warrant Certificate shall be conclusive evidence that such Warrant Certificate is duly Authenticated and is valid and a binding obligation of the Corporation and that the holder is entitled to the benefits of this Indenture.

(6)	No Uncertificated Warrant shall be considered issued and shall be obligatory or shall entitle the holder thereof to the benefits of this Indenture, until it has been Authenticated by entry on the register of the particulars of the Uncertificated Warrant. Such entry on the register of the particulars of an Uncertificated Warrant shall be conclusive evidence that such Uncertificated Warrant is a valid and binding obligation of the Corporation and that the holder is entitled to the benefits of this Indenture.

Section 2.8         [Intentionally Omitted].

Section 2.9         Register of Warrants

(1)	The Warrant Agent shall maintain records and accounts concerning the Warrants, whether certificated or uncertificated, which shall contain the information called for below with respect to each Warrant, together with such other information as may be required by law or as the Warrant Agent may elect to record. All such information shall be kept in one set of accounts and records which the Warrant Agent shall designate (in such manner as shall permit it to be so identified as such by an unaffiliated party) as the register of the holders of Warrants. The information to be entered for each account in the register of Warrants at any time shall include (without limitation):

(a)	the name and address of the Registered Warrantholder, the date of Authentication thereof and the number of Warrants;

(b)	whether such Warrant is a Warrant Certificate or an Uncertificated Warrant and, if a Warrant Certificate, the unique number or code assigned to and imprinted thereupon and, if an Uncertificated Warrant, the unique number or code assigned thereto if any;

(c)	whether such Warrant has been cancelled; and

(d)	a register of transfers in which all transfers of Warrants and the date and other particulars of each transfer shall be entered.

The register shall be available for inspection by the Corporation and or any Warrantholder during the Warrant Agent’s regular business hours on a Business Day and upon payment to the Warrant Agent of its reasonable fees. Any Warrantholder exercising such right of inspection shall first provide an affidavit in form satisfactory to the Corporation and the Warrant Agent stating the name and address of the Warrantholder and agreeing not to use the information therein except in connection with an effort to call a meeting of Warrantholders or to influence the voting of Warrantholders at any meeting of Warrantholders.

(2)	Once an Uncertificated Warrant has been Authenticated, the information set forth in the register with respect thereto at the time of Authentication may be altered, modified, amended, supplemented or otherwise changed only to reflect exercise or proper instructions to the Warrant Agent from the holder as provided herein, except that the Warrant Agent may act unilaterally to make purely administrative changes internal to the Warrant Agent and changes to correct errors. Each person who becomes a holder of an Uncertificated Warrant, by his, her or its acquisition thereof shall be deemed to have irrevocably (i) consented to the foregoing authority of the Warrant Agent to make such minor error corrections and (ii) agreed to pay to the Warrant Agent, promptly upon written demand, the full amount of all loss and expense (including, without limitation, reasonable legal fees of the Corporation and the Warrant Agent plus interest, at an appropriate then prevailing rate of interest to the Warrant Agent) sustained by the Corporation or the Warrant Agent as a proximate result of such error if but only if and only to the extent that such present or former holder realized any benefit as a result of such error and could reasonably have prevented, forestalled or minimized such loss and expense by prompt reporting of the error or avoidance of accepting benefits thereof whether or not such error is or should have been timely detected and corrected by the Warrant Agent; provided that no person who is a bona fide purchaser shall have any such obligation to the Corporation or to the Warrant Agent.

Section 2.10      Issue in Substitution for Warrant Certificates Lost, etc.

(1)	If any Warrant Certificate becomes mutilated or is lost, destroyed or stolen, the Corporation, subject to applicable law, shall issue and thereupon the Warrant Agent shall certify, Authenticate and deliver, a new Warrant Certificate of like tenor, and bearing the same legend, if applicable, as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Warrant Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Warrant Certificate, and the substituted Warrant Certificate shall be in a form approved by the Warrant Agent and the Warrants evidenced thereby shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Warrants issued or to be issued hereunder.

(2)	The applicant for the issue of a new Warrant Certificate pursuant to this Section 2.10 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issuance thereof, furnish to the Corporation and to the Warrant Agent such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen as shall be satisfactory to the Corporation and to the Warrant Agent, in their sole discretion, and such applicant shall also be required to furnish an indemnity and surety bond in amount and form satisfactory to the Corporation and the Warrant Agent, in their sole discretion, acting reasonably, and shall pay the reasonable charges of the Corporation and the Warrant Agent in connection therewith.

Section 2.11      Exchange of Warrant Certificates.

(1)	Any one or more Warrant Certificates representing any number of Warrants may, upon compliance with the reasonable requirements of the Warrant Agent (including compliance with applicable securities legislation), be exchanged for one or more other Warrant Certificates representing the same aggregate number of Warrants, and bearing the same legend, if applicable, as represented by the Warrant Certificate or Warrant Certificates so exchanged.

(2)	Warrant Certificates may be exchanged only at the Warrant Agency or at any other place that is designated by the Corporation with the approval of the Warrant Agent. Any Warrant Certificate from the holder (or such other instructions, in form satisfactory to the Warrant Agent) tendered for exchange shall be surrendered to the Warrant Agency and cancelled by the Warrant Agent.

Section 2.12      Transfer and Ownership of Warrants.

(1)	The Warrants may only be transferred on the register kept by the Warrant Agent at the Warrant Agency by the holder or its legal representatives or its attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent only upon:

(a)	in the case of a Warrant Certificate, surrendering to the Warrant Agent at the Warrant Agency the Warrant Certificates representing the Warrants to be transferred together with a duly executed transfer form as set forth in Schedule “A” attached hereto,

(b)	in the case of Book Entry Warrants, in accordance with procedures prescribed by the Depository under the Book Entry Registration System, or

(c)	in the case of an Uncertificated Warrant not held as a Book Entry Only Warrant, surrendering to the Warrant Agent at the Warrant Agency a duly executed transfer form as set forth in Schedule “A” attached hereto;

(d)	and upon compliance with:

(i)	the conditions herein;

(ii)	such reasonable requirements as the Warrant Agent may prescribe; and

(iii)	all applicable securities legislation and requirements of regulatory authorities;

and such transfer shall be duly noted in such register by the Warrant Agent. Upon compliance with such requirements, the Warrant Agent shall issue to the transferee of a Warrant Certificate, a Warrant Certificate, and to the transferee of an Uncertificated Warrant, an Uncertificated Warrant, or the Warrant Agent shall Authenticate and deliver a Warrant Certificate upon request that part of Uncertificated Warrants registered in the name of the Depository be certificated. Transfers within the systems of the Depository are not the responsibility of the Warrant Agent and will not be noted on the register maintained by the Warrant Agent.

(2)	[Intentionally Omitted.]

(3)	Subject to the provisions of this Indenture, Applicable Legislation and applicable law, the Warrantholder shall be entitled to the rights and privileges attaching to the Warrants, and the issue of Warrant Shares by the Corporation upon the exercise of Warrants in accordance with the terms and conditions herein contained shall discharge all responsibilities of the Corporation and the Warrant Agent with respect to such Warrants and neither the Corporation nor the Warrant Agent shall be bound to inquire into the title of any such holder.

Section 2.13      Cancellation of Surrendered Warrants.

All Warrant Certificates surrendered pursuant to Article 3 shall be cancelled by the Warrant Agent and upon such circumstances all such Uncertificated Warrants shall be deemed cancelled and so noted on the register by the Warrant Agent. Upon request by the Corporation, the Warrant Agent shall furnish to the Corporation a cancellation certificate identifying the Warrant Certificates so cancelled, the number of Warrants evidenced thereby, the number of Warrant Shares, if any, issued pursuant to such Warrants and the details of any Warrant Certificates issued in substitution or exchange for such Warrant Certificates cancelled.

ARTICLE 3
EXERCISE OF WARRANTS

Section 3.1         Right of Exercise.

Subject to the provisions hereof, each Registered Warrantholder may exercise the right conferred on such holder to subscribe for and purchase one (1) Warrant Share at the Exercise Price for each Warrant held by such holder after the Issue Date and prior to the Expiry Time and in accordance with the conditions herein.

Section 3.2         Warrant Exercise.

(1)	Other than Warrants held by the Depository, Registered Warrantholders of Warrant Certificates who wish to exercise the Warrants held by them in order to acquire Warrant Shares must complete the exercise form (the “Exercise Notice”) attached to the Warrant Certificate(s) which form is attached hereto as Schedule “B”, which may be amended by the Corporation with the consent of the Warrant Agent, if such amendment does not, in the reasonable opinion of the Corporation and the Warrant Agent, which may be based on the advice of Counsel, materially and adversely affect the rights, entitlements and interests of the Warrantholders, and deliver such certificate(s), the executed Exercise Notice and a certified cheque, bank draft or money order payable to or to the order of the Corporation for the aggregate Exercise Price to the Warrant Agent at the Warrant Agency prior to the Expiry Time. The Warrants represented by a Warrant Certificate shall be deemed to be surrendered upon personal delivery of such certificate, Exercise Notice and aggregate Exercise Price or, if such documents are sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent at the office referred to above.

(2)	[Intentionally Omitted]

(3)	A Registered Warrantholder of Uncertificated Warrants evidenced by a security entitlement in respect of Warrants must specify the person(s) in whose name such Warrant Shares are to be issued, the address(es) of such person(s) and the number of Warrant Shares to be issued to each person, if more than one is so specified, and complete the Exercise Notice and deliver the executed Exercise Notice and a certified cheque, bank draft or money order payable to or to the order of the Corporation for the aggregate Exercise Price to the Warrant Agent at the Warrant Agency. The Uncertificated Warrants shall be deemed to be surrendered upon receipt of the Exercise Notice and aggregate Exercise Price or, if such documents are sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent at the office referred to above.

(4)	A beneficial owner of Uncertificated Warrants evidenced by a security entitlement in respect of Warrants in the Book Entry Registration System who desires to exercise their Warrants must do so by causing a Book Entry Participant to deliver to the Depository on behalf of the beneficial owner, notice of the beneficial owner’s intention to exercise Warrants in a manner acceptable to the Depository. Forthwith upon receipt by the Depository of such notice, as well as payment for the aggregate Exercise Price, the Depository shall deliver to the Warrant Agent confirmation of its intention to exercise Warrants (a “Confirmation”) in a manner acceptable to the Warrant Agent, including by electronic means through a Book Entry Registration System.

(5)	Payment representing the aggregate Exercise Price must be provided to the appropriate office of the Book Entry Participant in a manner acceptable to it. A notice in form acceptable to the Book Entry Participant and payment from such beneficial holder should be provided to the Book Entry Participant sufficiently in advance so as to permit the Book Entry Participant to deliver notice and payment to the Depository and for the Depository in turn to deliver notice and payment to the Warrant Agent prior to the Expiry Time. The Depository will initiate the exercise by way of the Confirmation and forward the aggregate Exercise Price electronically to the Warrant Agent and the Warrant Agent will execute the exercise by issuing to the Depository through the Book Entry Registration System the Warrant Shares to which the exercising Warrantholder is entitled pursuant to the exercise. Any expense associated with the exercise process will be for the account of the entitlement holder exercising the Warrants or the Book Entry Participant exercising the Warrants on its behalf. Solely for purposes of (i) Canadian Universal Market Rules and (ii) Regulation SHO as adopted by the SEC, the Beneficial Owner shall be deemed to have exercised Warrants upon the delivery to its Depository Participant of irrevocable instructions to exercise the Warrants and pay their exercise price

(6)	By causing a Book Entry Participant to deliver notice to the Depository, a Warrantholder shall be deemed to have irrevocably surrendered his or her Warrants so exercised and appointed such Book Entry Participant to act as his or her exclusive settlement agent with respect to the exercise and the receipt of Warrant Shares in connection with the obligations arising from such exercise.

(7)	Any notice which the Depository determines to be incomplete, not in proper form or not duly executed shall for all purposes be void and of no force and effect and the exercise to which it relates shall be considered for all purposes not to have been exercised thereby. A failure by a Book Entry Participant to exercise or to give effect to the settlement thereof in accordance with the Warrantholder’s instructions will not give rise to any obligations or liability on the part of the Corporation or the Warrant Agent to the Book Entry Participant or the Warrantholder.

(8)	The Exercise Notice referred to in this Section 3.2 shall be signed by the Registered Warrantholder, or its executors or administrators or other legal representatives or an attorney of the Registered Warrantholder, duly appointed by an instrument in writing satisfactory to the Warrant Agent but such Exercise Notice need not be executed by the Depository.

(9)	Any exercise referred to in this Section 3.2 shall require that the entire Exercise Price for Warrant Shares so subscribed for must be paid at the time of subscription and such Exercise Price and original Exercise Notice executed by the Registered Warrantholder or the Confirmation from the Depository must be received by the Warrant Agent prior to the Expiry Time.

(10)	Warrants may only be exercised pursuant to this Section 3.2 by or on behalf of a Registered Warrantholder, as applicable, who makes the certifications set forth on the Exercise Notice set out in Schedule “B” or as provided herein.

(11)	If the form of Exercise Notice set forth in the Warrant Certificate shall have been amended, the Corporation shall cause the amended Exercise Notice to be forwarded to all Registered Warrantholders.

(12)	Exercise Notices and Confirmations must be delivered to the Warrant Agent at any time during the Warrant Agent’s actual business hours on any Business Day prior to the Expiry Time. Any Exercise Notice or Confirmations received by the Warrant Agent after business hours on any Business Day other than the Expiry Date will be deemed to have been received by the Warrant Agent on the next following Business Day.

(13)	Any Warrant with respect to which a Confirmation or Exercise Notice is not received by the Warrant Agent before the Expiry Time shall be deemed to have expired and become void and all rights with respect to such Warrants shall terminate and be cancelled.

(14)	If, at any time following the initial effectiveness of a Registration Statement and prior to the Expiry Time, the Corporation determines that no Registration Statement filed with the SEC is effective, or the use of any such Registration Statement is suspended, no Warrantholder will be permitted to exercise Warrants unless an exemption or exclusion from the registration requirements of the U.S. Securities Act and applicable state securities laws is available, and the Corporation shall promptly provide written notice of such determination to the Warrant Agent. Upon receipt of such notice, the Warrant Agent shall provide a copy thereof to each registered holder of Warrants, and confirm in writing that the then outstanding Warrants may, until the earlier of (x) a Registration Statement becoming effective or ceasing to be suspended and any prospectus supplement necessary in relation thereto having been filed, or (y) the Expiry Time, if the Current Market Price exceeds the Exercise Price, also be exercised by means of a “cashless exercise” in which the Warrantholder shall be entitled to surrender a Warrant to the Warrant Agent in exchange for the issuance (following the due exercise of Warrants pursuant to Section 3.2) of the number of Warrant Shares equal to the quotient obtained by dividing [(A-B)*(X)] by (A), where:

A = the Current Market Price on the trading day immediately preceding the date of the receipt by the Warrant Agent of the notice of exercise;

B = the Exercise Price per Warrant Share of such Warrant, as adjusted; and

X = the number of Warrant Shares that would otherwise be issuable upon exercise of such Warrant in accordance with its terms by means of a cash exercise rather than a cashless exercise.

The issue price for each such Warrant Share to be issued pursuant to the cashless exercise of a Warrant will be equal to (B), as defined above, and the total issue price for the aggregate number of Warrant Shares issued pursuant to the cashless exercise of a Warrant will be paid and satisfied in full by the surrender to the Warrant Agent of such Warrant.

In addition, if the Corporation determines at any time prior to the Expiry Time that U.S. State securities laws are not preempted with respect to exercises of the Warrants, the Corporation may by written notice to the Warrant Agent elect to permit exercises of Warrants that are subject to the laws of one or more U.S. jurisdictions to be exercised on a “cashless exercise” basis, pursuant to the cashless exercise formula set forth above. Upon the receipt of such notice, the Warrant Agent shall provide a copy thereof to each registered holder of Warrants, and confirm the Corporation’s determination in writing.

(15)	The Corporation shall deliver to the Warrant Agent, an officer’s certificate setting out the particulars of the Warrants to be exercised and the name and address of the Warrantholder, the number of Warrant Shares to be issued, and setting out the basis of the calculations pursuant to this Section 4.2.

Section 3.3         U.S. Securities Law Matters

(1)	In connection with any exercise of Warrants, if it is required by law, the Corporation shall cause to be delivered to any person in whose name the Warrant Shares issuable upon exercise of the Warrants are to be issued a prospectus that complies with the U.S. Securities Act and that is a part of a Registration Statement. Prior to the date of this Indenture, the Corporation has filed with securities regulatory authorities in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, Prince Edward Island, New Brunswick and Newfoundland and Labrador and the SEC a prospectus supplement to the prospectus included in its Initial Registration Statement covering the issuance of the Warrants and the Warrant Shares upon exercise of the Warrants for purposes of applicable U.S. securities laws (such prospectus supplement was not filed in respect of, and does not qualify, any distribution of the Warrant Shares upon exercise of the Warrants in any province or territory of Canada under applicable Canadian securities laws). The Corporation will use commercially reasonable best efforts to maintain a Registration Statement effective until the earlier of the Expiry Time or such time as no Warrants remain outstanding (provided, however, that nothing shall prevent the Corporation’s amalgamation, arrangement, merger or sale, including any take-over bid, and any associated delisting or deregistration or ceasing to be a reporting issuer, provided that, so long as the Warrants are still outstanding and represent a right to acquire securities of the acquiring company, the acquiring company shall assume the Corporation’s obligations under this Indenture). All expenses incidental to the Corporation’s performance of or compliance with the foregoing provisions will be borne by the Corporation, including, without limitation: (i) all registration and filing fees and expenses; (ii) all fees and expenses of compliance with federal securities and state blue sky securities laws; (iii) all fees and disbursements of counsel for the Corporation, independent certified public accountants of the Corporation and technical experts retained by the Corporation whose consent is required to be provided with respect to any Registration Statement.

(2)	Notwithstanding any provision of this Indenture to the contrary, unless a Registration Statement shall be effective under the U.S. Securities Act, any prospectus supplement necessary thereto shall have been filed with the SEC and state securities laws are preempted, the Warrants may only be exercised by persons who establish to the reasonable satisfaction of the Corporation and the Warrant Agent that the issuance of the Warrant Shares pursuant to the exercise of the Warrants can be completed pursuant to and in accordance with an exemption or exclusion from the registration requirements of the U.S. Securities Act and all applicable state securities laws. If required by the Warrant Agent, the Corporation shall cause its counsel, or counsel acceptable to the Warrant Agent, to issue to the Warrant Agent within two Business Days of receipt of a request from a Warrantholder to exercise Warrants at a time when no Registration Statement is effective a legal opinion with respect to the availability of an applicable exemption or exclusion from the registration requirements of the U.S. Securities Act and applicable state securities laws, subject to receipt by the Corporation and the Warrant Agent from the Warrantholder of customary representations and other documentation in connection therewith. The Corporation shall be responsible for the fees associated with such opinion.

(3)	If any person shall fail to deliver customary representations and other documentation requested by the Corporation or Warrant Agent pursuant to Section 3.3(2) or if no exemption or exclusion is available in the opinion of the Corporation’s counsel, or counsel acceptable to the Warrant Agent, the holder of the applicable Warrant shall be notified by the Warrant Agent within two Business Days that the evidence provided has been deemed insufficient to permit the exercise of such Warrant and providing a description of the nature of such deficiency. In the case where the Corporation is not satisfied, acting reasonably, with the provided evidence, it shall furnish to the Warrant Agent either (i) the form of proper notice to be delivered to establish the required evidence or (ii) a description of the deficiency. Until such time as the Corporation or Warrant Agent, as the case may be, acting reasonably, is satisfied with the evidence provided, the holder of the Warrant shall not be permitted to exercise the Warrant.

(4)	The Corporation will notify the Warrant Agent when a Registration Statement becomes effective under the U.S. Securities Act and, except in the case of the Initial Registration Statement, the Warrant Agent will notify the registered holder of Warrants as required. Thereafter, the Warrant Agent may assume that a Registration Statement remains effective until otherwise notified in writing by the Corporation that such Registration Statement is no longer effective. The Corporation shall at all times be obligated to provide prompt notice to the Warrant Agent regarding any change in the effectiveness of a Registration Statement. The Warrant Agent is hereby notified that the Initial Registration Statement is effective as at the date of this Indenture.

(5)	Notwithstanding any provisions herein, a beneficial owner of Warrants issued in uncertificated form evidenced by a security entitlement in respect of Warrants in a book entry registration system who desires to exercise his or her Warrants must do so by causing a DTC Participant to deliver to DTC on behalf of the entitlement holder, an irrevocable notice of the owner’s intention to exercise Warrants in a manner acceptable to DTC prior to the Expiry Time. Forthwith upon receipt by DTC of such notice, DTC shall be delivered forthwith to the Warrant Co-Agent. Upon receipt by the Warrant Co-Agent such notice and the aggregate Exercise Price of the Warrants, which may be delivered up to four (4) Business Days after the Expiry Time, the Warrant Co-Agent shall issue the resulting shares. Transfer Fees and Taxes.

Section 3.4         Transfer Fees and Taxes.

If any of the Warrant Shares subscribed for are to be issued to a person or persons other than the Registered Warrantholder, the Registered Warrantholder shall execute the form of transfer and will comply with such reasonable requirements as the Warrant Agent may stipulate and will pay to the Corporation or the Warrant Agent on behalf of the Corporation, all applicable transfer or similar taxes and the Corporation will not be required to issue or deliver certificates evidencing Warrant Shares unless or until such Warrantholder shall have paid to the Corporation, or the Warrant Agent on behalf of the Corporation, the amount of such tax or shall have established to the satisfaction of the Corporation and the Warrant Agent that such tax has been paid or that no tax is due.

Section 3.5         Warrant Agency.

To facilitate the exchange, transfer or exercise of Warrants and compliance with such other terms and conditions hereof as may be required, the Corporation has appointed the Warrant Agency, as the agency at which Warrants may be surrendered for exchange or transfer or at which Warrants may be exercised and the Warrant Agent has accepted such appointment. The Corporation may from time to time designate alternate or additional places as the Warrant Agency (subject to the Warrant Agent’s prior approval) and will give notice to the Warrant Agent of any proposed change of the Warrant Agency. Branch registers shall also be kept at such other place or places, if any, as the Corporation, with the approval of the Warrant Agent, may designate. The Warrant Agent will from time to time when requested to do so by the Corporation or any Registered Warrantholder, upon payment of the Warrant Agent’s reasonable charges, furnish a list of the names and addresses of Registered Warrantholders showing the number of Warrants held by each such Registered Warrantholder.

Section	3.6 Effect of Exercise of Warrants.

(1)	Upon the exercise of Warrants pursuant to and in compliance with Section 3.2 and subject to Section 3.3 and Section 3.4, the Warrant Shares to be issued pursuant to the Warrants exercised shall be deemed to have been issued and the person or persons to whom such Warrant Shares are to be issued shall be deemed to have become the holder or holders of such Warrant Shares within five Business Days of the Exercise Date unless the register shall be closed on such date, in which case the Warrant Shares subscribed for shall be deemed to have been issued and such person or persons deemed to have become the holder or holders of record of such Warrant Shares, on the date on which such register is reopened. It is hereby understood that in order for persons to whom Warrant Shares are to be issued to become holders of Warrant Shares on record on the Exercise Date, beneficial holders must commence the exercise process sufficiently in advance so that the Warrant Agent is in receipt of all items of exercise at least one Business Day prior to such Exercise Date.

(2)	Within five Business Days after the Exercise Date with respect to a Warrant, the Warrant Agent shall use commercially reasonable efforts to cause to be delivered or mailed to the person or persons in whose name or names the Warrant is registered or, if so specified in writing by the holder, cause to be delivered to such person or persons at the Warrant Agency where the Warrant Certificate was surrendered, a certificate or certificates for the appropriate number of Warrant Shares subscribed for, or any other appropriate evidence of the issuance of Warrant Shares to such person or persons in respect of Warrant Shares issued under the Book Entry Registration System.

Section	3.7 Partial Exercise of Warrants; Fractions.

(1)	The holder of any Warrants may exercise his right to acquire a number of whole Warrant Shares less than the aggregate number which the holder is entitled to acquire. In the event of any exercise of a number of Warrants less than the maximum number which the holder is entitled to exercise pursuant to the Warrant Certificate surrendered in connection thereto, the holder of Warrants upon such exercise shall, in addition, be entitled to receive, without charge therefor, a new Warrant Certificate(s), bearing the same legend, if applicable, or other appropriate evidence of Warrants, in respect of the balance of the Warrants held by such holder and which were not then exercised.

(2)	Notwithstanding anything herein contained including any adjustment provided for in Section 4.1, the Corporation shall not be required, upon the exercise of any Warrants, to issue fractions of Warrant Shares. Warrants may only be exercised in a sufficient number to acquire whole numbers of Warrant Shares. Any fractional Warrant Shares shall be rounded down to the nearest whole number and the holder of such Warrants shall not be entitled to any compensation in respect of any fractional Warrant Shares which is not issued.

Section	3.8 Expiration of Warrants.

Immediately after the Expiry Time, all rights under any Warrant in respect of which the right of acquisition provided for herein shall not have been exercised shall cease and terminate and each Warrant shall be void and of no further force or effect.

Section	3.9 Accounting and Recording.

(1)	The Warrant Agent shall promptly account to the Corporation with respect to Warrants exercised, and shall promptly forward to the Corporation (or into an account or accounts of the Corporation with the bank or trust company designated by the Corporation for that purpose), all monies received by the Warrant Agent on the subscription of Warrant Shares through the exercise of Warrants. All such monies and any securities or other instruments, from time to time received by the Warrant Agent, shall be received in trust for, the Warrantholders and the Corporation as their interests may appear, and shall be segregated and kept apart by the Warrant Agent.

(2)	The Warrant Agent shall record the particulars of Warrants exercised, which particulars shall include the names and addresses of the persons who become holders of Warrant Shares on exercise and the Exercise Date, in respect thereof. The Warrant Agent shall provide such particulars in writing to the Corporation within five Business Days of any request by the Corporation therefor.

Section	3.10 Securities Restrictions.

(1)	The Warrant Agent shall be entitled to assume that Warrant Shares will be issued pursuant to the exercise of any Warrant without violating the securities laws of any applicable jurisdiction and without legending any certificate representing the Warrant Shares unless the Warrant Agent has received notice in writing from the Corporation stating otherwise and setting forth the restrictions on the exercise of the Warrants and any legend the certificates representing the Warrant Shares should bear.

(2)	Neither the Corporation nor the Warrant Agent shall effect any exercise of a Warrant, and a Warrantholder shall not have the right to exercise any portion of a Warrant, pursuant to Article 3 or otherwise, to the extent that, after giving effect to such issuance after exercise as set forth on the Exercise Form, the Warrantholder (and with respect to any Warrantholder, collectively, any such Warrantholder’s affiliates, any persons or entities acting as a “group” together with such Warrantholder with respect to the Common Shares for purposes of Section 13(d) of the U.S. Exchange Act, and any other Persons whose beneficial ownership of the Common Shares would be aggregated with such Warrantholder for purposes of Section 13(d) off the U.S. Exchange Act (such persons, “Attribution Parties”)), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of Common Shares beneficially owned by the Warrantholder and its Attribution Parties shall include the number of Common Shares issuable upon exercise of a Warrant with respect to which such determination is being made, but shall exclude the number of Common Shares that would be issuable upon (i) exercise of the remaining, non-exercised portion of a Warrant beneficially owned by the Warrantholder or any of its Attribution Parties, and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Corporation (including, without limitation, any other Equity Share equivalents), subject to a limitation on conversion or exercise analogous to the limitation contained herein, beneficially owned by the Warrantholder or any of its Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Section 3.10(2), beneficial ownership shall be calculated in accordance with Section 13(d) of the U.S. Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Warrantholder that neither the Warrant Agent nor the Corporation is representing to the Warrantholder that such calculation is in compliance with Section 13(d) of the U.S. Exchange Act and the Warrantholder further acknowledges that it is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Section 3.10(2) applies, the determination of whether a Warrant is exercisable (in relation to other securities owned by the Warrantholder together with any Attribution Parties) and of which portion of a Warrant is exercisable shall be in the sole discretion and at the sole responsibility of the Warrantholder, and the submission of an Exercise Form shall be deemed to be the Warrantholder’s determination of whether a Warrant is exercisable (in relation to other securities owned by the Warrantholder together with any Attribution Parties) and of which portion of a Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation, and neither the Warrant Agent nor the Corporation shall have any obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the U. S. Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 3.10(2) in determining the number of outstanding Common Shares, a Warrantholder may rely on the number of outstanding Common Shares as reflected in (A) the Corporation’s most recent management information circular filed with the SEC or on SEDAR, as the case may be, (B) a more recent public announcement by the Corporation, or (C) a more recent written notice by the Corporation or the Corporation’s transfer agent setting forth the number of Common Shares outstanding. Upon the written or oral request of a Warrantholder, the Corporation shall, within two trading days, confirm orally and in writing to the Warrantholder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Corporation, including the Warrant being exercised, by the Warrantholder or its Attribution Parties since the date as of which such number of outstanding Common Shares was reported.

(3)	The “Beneficial Ownership Limitation” shall be 4.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Warrant Shares issuable upon exercise of the Warrant in question. The Warrantholder, upon written notice to the Corporation, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 3.10(2), provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Warrant Shares upon exercise of the Warrant in question held by the Warrantholder and the provisions of this Section 3.10(2) shall continue to apply. Any increase in the Beneficial Ownership Limitation will not be effective until the sixty-first (61st) day after such notice is delivered to the Corporation. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 3.10(2) to correct this paragraph (or any portion hereof) that may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this Section 3.10(2) shall apply to a successor holder of a Warrant. For greater certainty, the Warrant Agent will have no responsibility for monitoring the beneficial ownership level of the Common Shares held by Warrantholders or their Attribution Parties and will have no liability in regards to the determinations made of whether or not a Warrantholder or their Attribution Parties would become a beneficial holder in excess of the Beneficial Ownership Limitation of the issued and outstanding Common Shares upon exercise of their Warrants.

(4)	For greater certainty, receipt of any Exercise Notice or Confirmation by the Warrant Agent shall be conclusive evidence that the applicable Warrantholder has complied with Article 3, including but not limited to matters related to U.S. securities laws and the Beneficial Ownership Limitation.

ARTICLE 4

Adjustment of number of warrant shares

And exercise price

Section	4.1 Adjustment of Number of Warrant Shares and Exercise Price.

The subscription rights in effect under the Warrants for Warrant Shares issuable upon the exercise of the Warrants shall be subject to adjustment from time to time as follows:

(a)	if, at any time during the Adjustment Period, the Corporation shall:

(i)	subdivide, re-divide or change its outstanding Common Shares into a greater number of Common Shares;

(ii)	reduce, combine or consolidate its outstanding Common Shares into a lesser number of Common Shares; or

(iii)	issue Common Shares or securities exchangeable for, or convertible into, Common Shares to all or substantially all of the holders of Common Shares by way of stock dividend or other distribution (other than a distribution of Common Shares upon the exercise of Warrants or any outstanding options); (any of such events in Section 4.1(a)(i), 4.1(a)(ii) or 4.1(a)(iii) being called a “Common Share Reorganization”) then the Exercise Price shall be adjusted on the effective date or record date, as the case may be, of such Common Share Reorganization and shall, in the case of the events referred to in (i) or (iii) above, be decreased in proportion to the number of outstanding Common Shares resulting from such subdivision, re-division, change or distribution, or shall, in the case of the events referred to in (ii) above, be increased in proportion to the number of outstanding Common Shares resulting from such reduction, combination or consolidation, by multiplying the Exercise Price in effect immediately prior to such effective date or record date, as the case may be, by a fraction of which:

(A)	the numerator shall be the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization, and

(B)	the denominator shall be the number of Common Shares outstanding as of the effective date or record date after giving effect to such Common Share Reorganization (such denominator to include, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had such securities been exchanged for or converted into Common Shares on such record date or effective date). Such adjustment shall be made successively whenever any event referred to in this Section 4.1(a) shall occur. Upon any adjustment of the Exercise Price pursuant to this Section 4.1(a), the Exchange Rate shall be contemporaneously adjusted by multiplying the number of Common Shares theretofore obtainable on the exercise thereof by a fraction of which the numerator shall be the Exercise Price in effect immediately prior to such adjustment and the denominator shall be the Exercise Price resulting from such adjustment;

(b)	if and whenever at any time during the Adjustment Period, the Corporation shall fix a record date for the issuance of rights, options or warrants to all or substantially all the holders of its outstanding Common Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares (or securities convertible or exchangeable into Common Shares) at a price per Common Share (or having a conversion or exchange price per Common Share) less than 95% of the Current Market Price on such record date (a “Rights Offering”), the Exercise Price shall be adjusted immediately after such record date so that it shall equal the amount determined by multiplying the Exercise Price in effect on such record date by a fraction of which:

(i)	the numerator shall be the total number of Common Shares outstanding on such record date plus a number of Common Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered) by the Current Market Price, and

(ii)	the denominator shall be the total number of Common Shares outstanding on such record date plus the total number of additional Common Shares offered for subscription or purchase or into which the convertible or exchangeable securities so offered are convertible or exchangeable; any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation.

Such adjustment shall be made successively whenever such a record date is fixed; to the extent that no such rights or warrants are exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed or, if any such rights or warrants are exercised, to the Exercise Price which would then be in effect based upon the number of Common Shares (or securities convertible or exchangeable into Common Shares) actually issued upon the exercise of such rights or warrants, as the case may be. Upon any adjustment of the Exercise Price pursuant to this Section 4.1(b), the Exchange Rate will be adjusted immediately after such record date so that it will equal the rate determined by multiplying the Exchange Rate in effect on such record date by a fraction, of which the numerator shall be the Exercise Price in effect immediately prior to such adjustment and the denominator shall be the Exercise Price resulting from such adjustment. Such adjustment will be made successively whenever such a record date is fixed, provided that if two or more such record dates or record dates referred to in this Section 4.1(b) are fixed within a period of 25 Trading Days, such adjustment will be made successively as if each of such record dates occurred on the earliest of such record dates;

(c)	if and whenever at any time during the Adjustment Period the Corporation shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Common Shares of: (i) securities of any class, whether of the Corporation or any other entity (other than Common Shares), (ii) rights, options or warrants to subscribe for or purchase Common Shares (or other securities convertible into or exchangeable for Common Shares), other than pursuant to a Rights Offering; (iii) evidences of its indebtedness or (iv) any property or other assets including, without limitation, cash, then, in each such case, the Exercise Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Exercise Price in effect on such record date by a fraction of which:

(i)	the numerator shall be the total number of Common Shares outstanding on such record date multiplied by the Current Market Price on such record date, less the excess, if any, of the fair market value on such record date, as determined by the Corporation (whose determination, absent manifest error, shall be conclusive), of such securities or other assets so issued or distributed over the fair market value of any consideration received therefor by the Corporation from the holders of the Common Shares, and

(ii)	the denominator shall be the total number of Common Shares outstanding on such record date multiplied by the Current Market Price; and Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation;

such adjustment shall be made successively whenever such a record date is fixed; to the extent that such distribution is not so made, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed. Upon any adjustment of the Exercise Price pursuant to this Section 4.1(c), the Exchange Rate will be adjusted immediately after such record date so that it will equal the rate determined by multiplying the Exchange Rate in effect on such record date by a fraction, the numerator of which shall be the Exercise Price in effect immediately prior to such adjustment and the denominator of which shall be the Exercise Price resulting from such adjustment;

(d)	if and whenever at any time during the Adjustment Period, there is:

(i)	a reclassification of the Common Shares;

(ii)	a capital reorganization of the Corporation other than as described in Section 4.1(a);

(iii)	a consolidation, amalgamation, arrangement or merger of the Corporation with or into any other body corporate, trust, partnership or other entity; or

(iv)	a sale or conveyance of all or substantially all of the property and assets of the Corporation to any other body corporate, trust, partnership or other entity;

(any of such events being referred to herein as a “Capital Reorganization”),

any Registered Warrantholder who has not exercised its right to subscribe for Warrant Shares pursuant to the Warrants prior to the effective date of the Capital Reorganization, upon the exercise of such right thereafter, shall be entitled to receive upon payment of the Exercise Price and shall accept, in lieu of the number of Warrant Shares that prior to such effective date the Registered Warrantholder would have been entitled to receive, the number of shares or other securities or property of the Corporation or of the body corporate, trust, partnership or other entity resulting from such Capital Reorganization, that such Registered Warrantholder would have been entitled to receive on such Capital Reorganization, if, on the effective date thereof, as the case may be, the Registered Warrantholder had been the registered holder of the number of Warrant Shares to which prior to such effective date it was entitled to acquire upon the exercise of the Warrants. If determined appropriate by the Warrant Agent, relying on advice of Counsel, to give effect to or to evidence the provisions of this Section 4.1(d), the Corporation, its successor, or such purchasing body corporate, partnership, trust or other entity, as the case may be, shall, prior to or contemporaneously with any such Capital Reorganization, enter into an indenture which shall provide, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the Registered Warrantholders to the end that the provisions set forth in this Indenture shall thereafter correspondingly be made applicable, as nearly as may reasonably be, with respect to any shares, other securities or property to which a Registered Warrantholder is entitled on the exercise of its acquisition rights thereafter. Any indenture entered into between the Corporation and the Warrant Agent pursuant to the provisions of this Section 4.1(d) shall be a supplemental indenture entered into pursuant to the provisions of ARTICLE 8 hereof. Any indenture entered into between the Corporation, any successor to the Corporation or such purchasing body corporate, partnership, trust or other entity and the Warrant Agent shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 4.1 and which shall apply to successive Capital Reorganizations;

(e)	in any case in which this Section 4.1 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the Registered Warrantholder of any Warrant exercised after the record date and prior to completion of such event the additional Warrant Shares issuable by reason of the adjustment required by such event before giving effect to such adjustment; provided, however, that the Corporation shall deliver to such Registered Warrantholder an appropriate instrument evidencing such Registered Warrantholder’s right to receive such additional Common Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Common Shares declared in favour of holders of record of Common Shares on and after the relevant date of exercise or such later date as such Registered Warrantholder would, but for the provisions of this Section 4.1(e), have become the holder of record of such additional Common Shares pursuant to Section 4.1;

(f)	in any case in which Section 4.1(a)(iii), Section 4.1(b) or Section 4.1(c) require that an adjustment be made to the Exercise Price, no such adjustment shall be made if the Registered Warrantholders of the outstanding Warrants receive, subject to any required stock exchange or regulatory approval, the rights or warrants referred to in Section 4.1(a)(iii), Section 4.1(b) or the shares, rights, options, warrants, evidences of indebtedness or assets referred to in Section 4.1(c), as the case may be, in such kind and number as they would have received if they had been holders of Common Shares on the applicable record date or effective date, as the case may be, by virtue of their outstanding Warrant having then been exercised into Common Shares at the Exercise Price in effect on the applicable record date or effective date, as the case may be;

(g)	the adjustments provided for in this Section 4.1 are cumulative, and shall, in the case of adjustments to the Exercise Price be computed to the nearest whole cent and shall apply to successive subdivisions, re-divisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section 4.1, provided that, notwithstanding any other provision of this Section, no adjustment of the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price then in effect; provided, however, that any adjustments which by reason of this Section 4.1(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment; and

(h)	after any adjustment pursuant to this Section 4.1, the term “Common Shares” where used in this Indenture shall be interpreted to mean securities of any class or classes which, as a result of such adjustment and all prior adjustments pursuant to this Section 4.1, the Registered Warrantholder is entitled to receive upon the exercise of their Warrant, and the number of Warrant Shares indicated by any exercise made pursuant to a Warrant shall be interpreted to mean the number of Warrant Shares or other property or securities a Registered Warrantholder is entitled to receive, as a result of such adjustment and all prior adjustments pursuant to this Section 4.1, upon the full exercise of a Warrant.

Section	4.2 Entitlement to Warrant Shares on Exercise of Warrant.

All Common Shares or shares of any class or other securities, which a Registered Warrantholder is at the time in question entitled to receive on the exercise of its Warrant, whether or not as a result of adjustments made pursuant to this Article 4, shall, for the purposes of the interpretation of this Indenture, be deemed to be Warrant Shares which such Registered Warrantholder is entitled to acquire pursuant to such Warrant.

Section	4.3 No Adjustment for Certain Transactions.

Notwithstanding anything in this Article 4, no adjustment shall be made in the acquisition rights attached to the Warrants if the issue of Common Shares is being made pursuant to this Indenture or in connection with: (a) any share incentive plan or restricted share plan or share purchase plan in force from time to time for directors, officers, employees, consultants or other service providers of the Corporation, as approved by the board directors of the Corporation; or (b) the satisfaction of existing instruments issued at the date hereof.

Section	4.4 Determination by Independent Firm.

In the event of any question arising with respect to the adjustments provided for in this Article 4, such question shall be conclusively determined by an independent firm of chartered professional accountants other than the Auditors, who shall have access to all necessary records of the Corporation, and such determination shall be binding upon the Corporation, the Warrant Agent, all holders and all other persons interested therein. Notwithstanding the foregoing, such determination shall be subject to the receipt of any required approval by the Exchange, as applicable.

Section	4.5 Proceedings Prior to any Action Requiring Adjustment.

As a condition precedent to the taking of any action which would require an adjustment in any of the acquisition rights pursuant to any of the Warrants, including the number of Warrant Shares which are to be received upon the exercise thereof, the Corporation shall take any action which may, in the opinion of Counsel, be necessary in order that the Corporation has unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the Warrant Shares which the holders of such Warrants are entitled to receive on the full exercise thereof in accordance with the provisions hereof.

Section	4.6 Certificate of Adjustment.

The Corporation shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 4.1, deliver a certificate of the Corporation to the Warrant Agent specifying the nature of the event requiring the same and the amount of the adjustment or readjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate may be supported by a certificate of the Corporation’s Auditors verifying such calculation if requested by the Warrant Agent at its discretion. The Warrant Agent shall rely, and shall be protected in so doing, upon the certificate of the Corporation or of the Corporation’s Auditor and any other document filed by the Corporation pursuant to this Article 4 for all purposes.

Section	4.7 Notice of Special Matters.

The Corporation covenants with the Warrant Agent that, so long as any Warrant remains outstanding, it will give notice to the Warrant Agent and to the Registered Warrantholders of its intention to fix a record date that is prior to the Expiry Date for any matter for which an adjustment may be required pursuant to Section 4.1 Such notice shall specify the particulars of such event and the record date for such event, provided that the Corporation shall only be required to specify in the notice such particulars of the event as shall have been fixed and determined on the date on which the notice is given. The notice shall be given in each case not less than 14 days prior to such applicable record date. If notice has been given and the adjustment is not then determinable, the Corporation shall promptly, after the adjustment is determinable, file with the Warrant Agent a computation of the adjustment and give notice to the Registered Warrantholders of such adjustment computation.

Section	4.8 No Action after Notice; Postponement of Subscription.

The Corporation covenants with the Warrant Agent that it will not close its transfer books or take any other corporate action which might deprive the Registered Warrantholder of the opportunity to exercise its right of acquisition pursuant thereto during the period of 14 days after the giving of the certificate or notices set forth in Section 4.6 and Section 4.7. Notwithstanding the foregoing, and subject to Section 4.1(e), in any case where the application of Section 4.1 results in an increase in the number of Common Shares that are issuable upon exercise of the Warrants taking effect immediately after the record date for a specific event, if any Warrant is exercised after that record date and prior to completion of such specific event, the Corporation may postpone the issuance to the Warrantholder of the Warrant Shares to which he is entitled by reason of such adjustment, but such Warrant Shares shall be so issued and delivered to that holder upon completion of that event, with the number of such Warrant Shares calculated on the basis of the number of Warrant Shares on the date that the Warrant was exercised, adjusted for completion of that event and the Corporation shall deliver to the person or persons in whose name or names the Warrant Shares are to be issued an appropriate instrument evidencing the right of such person or persons to receive such Warrant Shares and the right to receive any Dividends or other distributions which, but for the provisions of this Section 4.8, such person or persons would have been entitled to receive in respect of such Warrant Shares from and after the date that the Warrant was exercised in respect thereof.

Section	4.9 Other Action.

If the Corporation, after the date hereof, shall take any action affecting the Common Shares other than action described in Section 4.1, which in the reasonable opinion of the directors of the Corporation would materially affect the rights of Registered Warrantholders, the Exercise Price or Exchange Rate, the number of Warrant Shares which may be acquired upon exercise of the Warrants shall be adjusted in such manner and at such time, by action of the directors, acting reasonably and in good faith, in their sole discretion as they may determine to be equitable to the Registered Warrantholders in the circumstances, provided that no such adjustment will be made unless any requisite prior approval of the Exchange has been obtained.

Section	4.10 Protection of Warrant Agent.

The Warrant Agent shall not:

(a)	at any time be under any duty or responsibility to any Registered Warrantholder to determine whether any facts exist which may require any adjustment contemplated by Section 4.1, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b)	be accountable with respect to the validity or value (or the kind or amount) of any Warrant Shares or of any other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Warrant;

(c)	be responsible for any failure of the Corporation to issue, transfer or deliver Warrant Shares or certificates for the same upon the surrender of any Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article; and

(d)	incur any liability or be in any way responsible for the consequences of any breach on the part of the Corporation of any of the representations, warranties or covenants herein contained or of any acts of the directors, officers, employees, agents or servants of the Corporation.

Section	4.11 Participation by Warrantholder.

No adjustments shall be made pursuant to this Article 4 if the Registered Warrantholders are entitled to participate in any event described in this Article 4 on the same terms, mutatis mutandis, as if the Registered Warrantholders had exercised their Warrants prior to, or on the effective date or record date of, such event and any such participation will be subject to any requisite prior approval of the Exchange.

ARTICLE 5

RIGHTS OF THE CORPORATION AND COVENANTS

Section	5.1 Optional Purchases by the Corporation.

Subject to compliance with applicable securities legislation and approval of applicable regulatory authorities, if any, the Corporation may from time to time purchase by private contract or otherwise any of the Warrants. Any such purchase shall be made at the lowest price or prices at which, in the opinion of the directors of the Corporation, such Warrants are then obtainable, plus reasonable costs of purchase, and may be made in such manner, from such persons and on such other terms as the Corporation, in its sole discretion, may determine. In the case of Warrant Certificates, Warrant Certificates representing the Warrants purchased pursuant to this Section 5.1 shall forthwith be delivered to and cancelled by the Warrant Agent and reflected accordingly on the register of Warrants. In the case of Uncertificated Warrants, the Warrants purchased pursuant to this Section 5.1 shall be reflected accordingly on the register of Warrants and in accordance with procedures prescribed by the Depository under the Book Entry Registration System. No Warrants shall be issued in replacement thereof.

Section	5.2 General Representations, Warranties and Covenants.

The Corporation represents, warrants and covenants with the Warrant Agent for the benefit of the Warrant Agent and the Warrantholders that so long as any Warrants remain outstanding, unless otherwise inconsistent with the fiduciary duties of the board of directors of the Corporation:

(a)	it will reserve and keep available a sufficient number of Common Shares for the purpose of enabling it to satisfy its obligations to issue Warrant Shares upon the exercise of the Warrants;

(b)	it will cause the Warrant Shares from time to time acquired pursuant to the exercise of the Warrants to be validly issued and delivered in accordance with the Warrants and the terms hereof;

(c)	all Warrant Shares which shall be issued upon exercise of the right to acquire provided for herein shall be fully paid and non-assessable Common Shares;

(d)	it will use commercially reasonable efforts to maintain its existence and carry on its business in the ordinary course and to ensure that all Common Shares outstanding or issuable from time to time (including without limitation the Warrant Shares issuable upon exercise of the Warrants) continue to be listed and posted for trading on the Exchange and the Nasdaq (or such other recognized stock exchange acceptable to the Corporation);

(e)	it will make all requisite filings under applicable securities laws including those necessary in the United States and to remain a reporting issuer not in default under applicable securities laws in each of the provinces or territories of Canada where it is or becomes a reporting issuer;

(f)	the issue of Warrants and the issue of the Warrant Shares issuable upon exercise thereof does not and will not, so long as any Warrants remain outstanding, result in any breach by the Corporation of, and does not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach by the Corporation of any Applicable Legislation, and does not and will not conflict with any of the terms, conditions or provisions of the articles, by-laws or resolutions of the Corporation or any trust indenture, loan agreement or any other agreement or instrument to which the Corporation is a party or by which it is contractually bound on the date of this Warrant Indenture;

(g)	generally, it will perform and carry out all of the acts or things to be done by it as provided in this Indenture;

(h)	the Corporation will not take any action or omit to take any action which would have the effect of preventing the Warrantholders from receiving any of the Warrant Shares issuable upon valid exercise of the Warrants; and

(i)	the Corporation will promptly notify the Warrant Agent and the Warrantholders in writing of any breach or default under the terms of this Indenture which remains unrectified for more than five Business Days following its occurrence.

provided that no covenant in this Section 5.2 shall be construed as limiting or restricting the Corporation from completing a consolidation, amalgamation, arrangement, takeover bid or merger that would result in the Common Shares ceasing to be listed and posted for trading on the Exchange, so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada, or cash, or the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate and securities laws and the policies of the Exchange.

Section 5.3	Warrant Agent’s Remuneration and Expenses.

The Corporation covenants that it will pay to the Warrant Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Warrant Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Warrant Agent in the administration or execution of its duties hereby created (including the reasonable compensation and the disbursements of its Counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Warrant Agent hereunder shall be finally and fully performed. Any amount owing hereunder and remaining unpaid after 30 days from the invoice date will bear interest at the then current rate charged by the Warrant Agent against unpaid invoices and shall be payable upon demand. This Section 5.3 shall survive the resignation or removal of the Warrant Agent or the termination of this Indenture.

Section 5.4	Performance of Covenants by Warrant Agent.

If the Corporation shall fail to perform any of its covenants contained in this Indenture, the Warrant Agent may notify the Registered Warrantholders of such failure on the part of the Corporation and may itself perform any of the covenants capable of being performed by it but, subject to Section 9.2, shall be under no obligation to perform said covenants or to notify the Registered Warrantholders of such performance by it. All sums expended or advanced by the Warrant Agent in so doing shall be repayable as provided in Section 5.3. No such performance, expenditure or advance by the Warrant Agent shall relieve the Corporation of any default hereunder or of its continuing obligations under the covenants herein contained.

Section 5.5	Enforceability of Warrants.

The Corporation covenants and agrees that all necessary corporate action has been taken by the Corporation to authorize the creation and issue of the Warrants to be issued hereunder and that the Warrants, when issued and Authenticated as herein provided, will be valid and enforceable against the Corporation in accordance with the provisions hereof and the terms hereof and that, subject to the provisions of this Indenture, the Corporation will cause the Warrant Shares from time to time acquired upon exercise of Warrants issued under this Indenture to be validly issued and delivered in accordance with the terms of this Indenture.

Section 5.6	Cannabis Compliance

(1)	To the extent that the Corporation currently has cannabis-related activities or interests, the Corporation represents, warrants and agrees that, in addition to any other representation and warranty in this Indenture:

(a)	its Cannabis Permits are in good standing and it has all permits and licences required by any Canadian or other applicable Governmental Authority that are necessary or desirable to lawfully conduct or maintain, directly or indirectly, its cannabis-related activities and interests;

(b)	other than hemp and hemp-derivative related activities or interests in the United States of America, it does not have or hold cannabis or cannabis-related operations or interests in the United States of America (including, without limiting the generality of the foregoing, royalty entitlements or investments in a cannabis business), or sell or distribute cannabis into the United States of America; and

(c)	it does not have or hold cannabis or cannabis-related operations or interests in any other country (including, without limiting the generality of the foregoing, royalty entitlements or investments in a cannabis business) where the production, distribution or possession of cannabis is prohibited as a matter of the law of the applicable country.

(2)	To the extent that the Corporation has cannabis-related activities or interests now or in the future, the Corporation covenants and agrees that, in addition to any other covenant or obligation in this Indenture, it shall:

(a)	immediately provide to the Warrant Agent any (i) existing Cannabis Permits; and, (ii) other permits and licences required by any other applicable Governmental Authority that it currently holds;

(b)	obtain Cannabis Permits from any required Governmental Authority, and upon receipt of same immediately provide such Cannabis Permits to the Warrant Agent;

(c)	at all times keep and maintain in good standing its Cannabis Permits, and shall notify the Warrant Agent of any breach of this requirement immediately upon obtaining knowledge thereof;

(d)	ensure at all times that it continues to have all permits and licences required by any Canadian or other applicable Governmental Authority that are necessary or desirable to lawfully conduct or maintain, directly or indirectly, its cannabis-related activities and interests;

(e)	notify the Warrant Agent immediately of, and provide it with a copy of, any and all correspondence and notices transmitted to it that could reasonably be expected to result in a loss of, or a penalty or other sanction under, any Cannabis Permit or applicable law;

(f)	deliver to the Warrant Agent, (i) at any reasonable time upon demand by the Warrant Agent; and, (ii) in any event, immediately upon the breach of any representation, warranty or covenant contained in this Article, an Officer’s Certificate as to the knowledge of such officer(s) of the Corporation’s compliance or non-compliance with this Article, in each case attaching evidence of the current status of all Cannabis Permits;

(g)	meet all record keeping and reporting requirements set out by all applicable Governmental Authorities, including but not limited to, keeping records of all cannabis-related activities and inventories, as well as filing ongoing reports; which, at a minimum, must include, among other things, the total amounts (i) produced; (ii) released for sale; (iii) received from other licensed producers; (iv) sold or transferred to registered clients, other licensed producers and licensed dealers; or, (v) otherwise retailed, with the associated revenues;

(h)	deliver to the Warrant Agent, (i) at any reasonable time upon demand by the Warrant Agent; and, (ii) at a minimum annually, an Officer’s Certificate attaching and certifying to the aggregate records described in Section 5.6(2)(g) above, for the preceding twelve (12) months;

(i)	carry on and conduct its activities in accordance with all applicable laws and regulations of all Governmental Authorities;

(j)	meet all listing requirements for each stock exchange upon which it is listed relating to compliance with applicable law in all jurisdictions in which the Corporation has interests;

(k)	other than hemp and hemp-derivative related activities or interests in the United States of America, in no event, acquire or hold cannabis or cannabis-related operations or interests in the United States of America (including, without limiting the generality of the foregoing, royalty entitlements or investments in a cannabis business), or sell or distribute cannabis into the United States of America, so long as the production, distribution or possession of cannabis remains prohibited as a matter of any federal laws of the United States of America or is prohibited as a matter of any applicable United States of America Governmental Authority; and

(l)	in no event, acquire or hold cannabis or cannabis-related operations or interests in any other country (including, without limiting the generality of the foregoing, royalty entitlements or investments in a cannabis business) if the production, distribution or possession of cannabis is prohibited as a matter of the law of the applicable country.

(3)	The Corporation acknowledges and agrees that notwithstanding any other provision of this Indenture, any default of any provision of this Article or any disruption of the market for financial services provided to cannabis businesses will result in the right of the Warrant Agent, at its sole discretion, to resign as Warrant Agent effective immediately, and the Corporation hereby acknowledges such right of the Warrant Agent to immediately resign. For greater certainty, no cure period or advance notice is required to be given by the Warrant Agent before the Warrant Agent may exercise such discretion.

(4)	The Corporation acknowledges and agrees, in addition to any other provision herein relating to the resignation or replacement of the Warrant Agent, that the Warrant Agent may resign as Warrant Agent and be discharged from all further duties and liabilities hereunder, without notice, if the Warrant Agent reasonably determines that (i) the Corporation has become unable to continue to lawfully operate any part of its cannabis or cannabis-related business or to own or maintain, directly or indirectly, its cannabis or cannabis-related investments or operations; or (ii) the Warrant Agent would be prejudiced by continuing to act as Warrant Agent hereunder.

(5)	The Corporation shall cause all of its subsidiaries to comply with the provisions of this Article as if such subsidiaries were expressly referred to in such provisions in replacement of references to the Corporation, mutatis mutandis.

ARTICLE 6
ENFORCEMENT

Section 6.1	Suits by Warrantholders.

All or any of the rights conferred upon any Registered Warrantholder by any of the terms of this Indenture may be enforced by the Registered Warrantholder by appropriate proceedings but without prejudice to the right which is hereby conferred upon the Warrant Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the Registered Warrantholders.

Section 6.2	Suits by the Corporation.

The Corporation shall have the right to enforce full payment of the Exercise Price of all Warrant Shares issued by the Warrant Agent to a Registered Warrantholder hereunder and shall be entitled to demand such payment from the Registered Warrantholder or alternatively to instruct the Warrant Agent to cancel the share certificates representing such Warrant Shares and amend the securities register of the Corporation accordingly.

Section 6.3	Immunity of Shareholders, etc.

Subject to any rights or remedies available to the Warrant Agent and the Warrantholders under Applicable Legislation or applicable laws, the Warrant Agent and the Warrantholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any incorporator or any past, present or future shareholder, trustee, employee or agent of the Corporation or of any successor entity on any covenant, agreement, representation or warranty by the Corporation herein.

Section 6.4	Waiver of Default.

Upon the happening of any default hereunder:

(a)	the Registered Warrantholders of not less than 50% of the Warrants then outstanding shall have power (in addition to the powers exercisable by Extraordinary Resolution) by requisition in writing to instruct the Warrant Agent to waive any default hereunder and the Warrant Agent shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition; or

(b)	the Warrant Agent shall have power to waive any default hereunder upon such terms and conditions as the Warrant Agent may deem advisable, on the advice of Counsel, if, in the Warrant Agent’s opinion, based on the advice of Counsel, the same shall have been cured or adequate provision made therefor;

provided that no delay or omission of the Warrant Agent or of the Registered Warrantholders to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver of any such default or acquiescence therein and provided further that no act or omission either of the Warrant Agent or of the Registered Warrantholders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder of the rights resulting therefrom.

ARTICLE 7
MEETINGS OF REGISTERED WARRANTHOLDERS

Section 7.1	Right to Convene Meetings.

The Warrant Agent may at any time and from time to time, and shall on receipt of a written request of the Corporation or of a Warrantholders’ Request and upon being indemnified and funded to its reasonable satisfaction by the Corporation or by the Registered Warrantholders signing such Warrantholders’ Request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Registered Warrantholders. If the Warrant Agent fails to so call a meeting within seven days after receipt of such written request of the Corporation or within 30 days after receipt of such Warrantholders’ Request and the indemnity and funding given as aforesaid, the Corporation or such Registered Warrantholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Toronto, Ontario or at such other place as may be approved or determined by the Warrant Agent and the Corporation. Any meeting held pursuant to this Article 7 may be done through a virtual or electronic meeting platform, subject to the Warrant Agent's capabilities at the time.

Section 7.2	Notice.

At least 21 days’ prior written notice of any meeting of Registered Warrantholders shall be given to the Registered Warrantholders in the manner provided for in Section 10.2 and a copy of such notice shall be sent by mail to the Warrant Agent (unless the meeting has been called by the Warrant Agent) and to the Corporation (unless the meeting has been called by the Corporation). Such notice shall state the time when and the place where the meeting is to be held, shall state briefly the general nature of the business to be transacted thereat and shall contain such information as is reasonably necessary to enable the Registered Warrantholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Section 7.2.

Section 7.3	Chair.

An individual (who need not be a Registered Warrantholder) designated in writing by the Warrant Agent shall be chair of the meeting and if no individual is so designated, or if the individual so designated is not present within fifteen minutes from the time fixed for the holding of the meeting, the Registered Warrantholders present in person or by proxy shall choose an individual present to be chair.

Section 7.4	Quorum.

Subject to the provisions of Section 7.11, at any meeting of the Registered Warrantholders a quorum shall consist of Registered Warrantholder(s) present in person or by proxy and entitled to purchase at least 20% of the aggregate number of Warrant Shares which may be acquired pursuant to all the then outstanding Warrants. If a quorum of the Registered Warrantholders shall not be present within thirty minutes from the time fixed for holding any meeting, the meeting, if summoned by Registered Warrantholders or on a Warrantholders’ Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting which might have been dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless a quorum is present at the commencement of business. At the adjourned meeting the Registered Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not be entitled to acquire at least 20% of the aggregate number of Warrant Shares which may be acquired pursuant to all then outstanding Warrants.

Section 7.5	Power to Adjourn.

The chair of any meeting at which a quorum of the Registered Warrantholders is present may, with the consent of the meeting, adjourn any such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

Section 7.6	Show of Hands.

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an Extraordinary Resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chair that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

Section 7.7	Poll and Voting.

(1)	On every Extraordinary Resolution, and on any other question submitted to a meeting and after a vote by show of hands when demanded by the chair or by one or more of the Registered Warrantholders acting in person or by proxy and entitled to acquire in the aggregate at least 5% of the aggregate number of Warrant Shares which may be acquired pursuant to all the Warrants then outstanding, a poll shall be taken in such manner as the chair shall direct. Questions other than those required to be determined by Extraordinary Resolution shall be decided by a majority of the votes cast on the poll.

(2)	On a show of hands, every person who is present and entitled to vote, whether as a Registered Warrantholder or as proxy for one or more absent Registered Warrantholders, or both, shall have one vote. On a poll, each Registered Warrantholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Warrant then held or represented by it. A proxy need not be a Registered Warrantholder. The chair of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Warrants, if any, held or represented by him.

Section 7.8	Regulations.

(1)	The Warrant Agent, or the Corporation with the approval of the Warrant Agent, may from time to time make and from time to time vary such regulations as it shall think fit for the setting of the record date for a meeting for the purpose of determining Registered Warrantholders entitled to receive notice of and to vote at the meeting.

(2)	Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as a Registered Warrantholder, or be entitled to vote or be present at the meeting in respect thereof (subject to Section 7.9), shall be Registered Warrantholders or proxies of Registered Warrantholders.

Section 7.9	Corporation and Warrant Agent May be Represented.

The Corporation and the Warrant Agent, by their respective directors, officers, agents, and employees and the Counsel for the Corporation and for the Warrant Agent may attend any meeting of the Registered Warrantholders.

Section 7.10	Powers Exercisable by Extraordinary Resolution.

In addition to all other powers conferred upon them by any other provisions of this Indenture or by law, the Registered Warrantholders at a meeting shall, subject to the provisions of Section 7.11 and any requisite approval of the Exchange, have the power exercisable from time to time by Extraordinary Resolution:

(a)	to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Registered Warrantholders or the Warrant Agent in its capacity as warrant agent hereunder (subject to the Warrant Agent’s prior consent, acting reasonably) or on behalf of the Registered Warrantholders against the Corporation whether such rights arise under this Indenture or otherwise;

(b)	to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Registered Warrantholders;

(c)	to direct or to authorize the Warrant Agent, subject to Section 9.2(2) hereof, to enforce any of the covenants on the part of the Corporation contained in this Indenture or to enforce any of the rights of the Registered Warrantholders in any manner specified in such Extraordinary Resolution or to refrain from enforcing any such covenant or right;

(d)	to waive, and to direct the Warrant Agent to waive, any default on the part of the Corporation in complying with any provisions of this Indenture either unconditionally or upon any conditions specified in such Extraordinary Resolution;

(e)	to restrain any Registered Warrantholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any of the covenants on the part of the Corporation in this Indenture or to enforce any of the rights of the Registered Warrantholders;

(f)	to direct any Registered Warrantholder who, as such, has brought any suit, action or proceeding to stay or to discontinue or otherwise to deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such Registered Warrantholder in connection therewith;

(g)	to assent to any change in or omission from the provisions contained in this Indenture or any ancillary or supplemental instrument which may be agreed to by the Corporation, and to authorize the Warrant Agent to concur in and execute any ancillary or supplemental indenture embodying the change or omission;

(h)	with the consent of the Corporation, such consent not to be unreasonably withheld, to remove the Warrant Agent or its successor in office and to appoint a new warrant agent or warrant agents to take the place of the Warrant Agent so removed; and

(i)	to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation.

Section 7.11	Meaning of Extraordinary Resolution.

(1)	The expression “Extraordinary Resolution” when used in this Indenture means, subject as hereinafter provided in this Section 7.11 and in Section 7.14, a resolution proposed at a meeting of Registered Warrantholders duly convened for that purpose and held in accordance with the provisions of this ARTICLE 7 at which there are present in person or by proxy Registered Warrantholders holding at least 20% of the aggregate number of Warrant Shares that may be acquired on exercise of the outstanding Warrants and passed by the affirmative votes of Registered Warrantholders holding not less than 66 2/3% of the aggregate number of Warrant Shares that may be acquired on exercise of the outstanding Warrants at the meeting and voted on the poll upon such resolution.

(2)	If, at the meeting at which an Extraordinary Resolution is to be considered, Registered Warrantholders holding at least 20% of the aggregate number of Warrant Shares that may be acquired on exercise of the outstanding Warrants are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by Registered Warrantholders or on a Warrantholders’ Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than 15 or more than 60 days later, and to such place and time as may be appointed by the chair. Not less than 14 days’ prior notice shall be given of the time and place of such adjourned meeting in the manner provided for in Section 10.2. Such notice shall state that at the adjourned meeting the Registered Warrantholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, the Registered Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in Section 7.11(1) shall be an Extraordinary Resolution within the meaning of this Indenture notwithstanding that Registered Warrantholders entitled to acquire at least 20% of the aggregate number of Warrant Shares which may be acquired pursuant to all the then outstanding Warrants are not present in person or by proxy at such adjourned meeting.

(3)	Subject to Section 7.14, votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

Section 7.12	Powers Cumulative.

Any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Registered Warrantholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Registered Warrantholders to exercise such power or powers or combination of powers then or thereafter from time to time.

Section 7.13	Minutes.

Minutes of all resolutions and proceedings at every meeting of Registered Warrantholders shall be made and duly recorded in the books of the Corporation and such minutes as aforesaid, if signed by the chairman or the secretary of the meeting at which such resolutions were passed or proceedings had shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

Section 7.14	Instruments in Writing.

All actions which may be taken and all powers that may be exercised by the Registered Warrantholders at a meeting held as provided in this ARTICLE 7 may also be taken and exercised by Registered Warrantholders holding at least 66 2/3% of the aggregate number of the then outstanding Warrants by an instrument in writing signed in one or more counterparts by such Registered Warrantholders in person or by attorney duly appointed in writing, and the expression “Extraordinary Resolution” when used in this Indenture shall include an instrument so signed.

Section 7.15	Binding Effect of Resolutions.

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this ARTICLE 7 at a meeting of Registered Warrantholders shall be binding upon all the Warrantholders, whether present at or absent from such meeting, and every instrument in writing signed by Registered Warrantholders in accordance with Section 7.14 shall be binding upon all the Warrantholders, whether signatories thereto or not, and each and every Warrantholder and the Warrant Agent (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing.

Section 7.16	Holdings by Corporation Disregarded.

In determining whether Registered Warrantholders holding Warrants evidencing the entitlement to acquire the required number of Warrant Shares are present at a meeting of Registered Warrantholders for the purpose of determining a quorum or have concurred in any consent, waiver, Extraordinary Resolution, Warrantholders’ Request or other action under this Indenture, Warrants owned legally or beneficially by the Corporation shall be disregarded in accordance with the provisions of Section 10.7.

ARTICLE 8
SUPPLEMENTAL INDENTURES

Section 8.1	Provision for Supplemental Indentures for Certain Purposes.

From time to time, the Corporation (when authorized by action of the directors of the Corporation) and the Warrant Agent may, subject to the provisions hereof and subject to compliance with applicable securities law and the prior approval of any applicable regulatory authorities, including the Exchange, as need be, and they shall, when so directed in accordance with the provisions hereof, execute and deliver by their proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a)	setting forth any adjustments resulting from the application of the provisions of Article 4;

(b)	adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of Counsel, are necessary or advisable in the premises, provided that the same are not in the opinion of the Warrant Agent, relying on the advice of Counsel, prejudicial to the interests of the Registered Warrantholders;

(c)	giving effect to any Extraordinary Resolution passed as provided in Section 7.11;

(d)	making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder or for the purpose of obtaining a listing or quotation of the Warrants on any stock exchange or quotation system, provided that such provisions are not, in the opinion of the Warrant Agent, relying on the advice of Counsel, prejudicial to the interests of the Registered Warrantholders;

(e)	adding to or altering the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrants, and making any modification in the form of the Warrant Certificates which does not affect the substance thereof;

(f)	modifying any of the provisions of this Indenture, including relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that such modification or relief shall be or become operative or effective only if, in the opinion of the Warrant Agent, relying on the advice of Counsel, such modification or relief in no way prejudices any of the rights of the Registered Warrantholders or of the Warrant Agent, and provided further that the Warrant Agent may in its sole discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Warrant Agent when the same shall become operative;

(g)	providing for the issuance of additional Warrants hereunder, including Warrants in excess of the number set out in Section 2.1 and any consequential amendments hereto as may be required by the Warrant Agent relying on the advice of Counsel; and

(h)	for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Warrant Agent, relying on the advice of Counsel, the rights of the Warrant Agent and of the Registered Warrantholders are in no way prejudiced thereby.

Section 8.2	Successor Entities.

In the case of the consolidation, amalgamation, arrangement, merger or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to or with another entity (“successor entity”), the successor entity resulting from such consolidation, amalgamation, arrangement, merger or transfer (if not the Corporation) shall expressly assume, by supplemental indenture satisfactory in form to the Warrant Agent and executed and delivered to the Warrant Agent, the due and punctual performance and observance of each and every covenant and condition of this Indenture to be performed and observed by the Corporation.

ARTICLE 9
CONCERNING THE WARRANT AGENT

Section 9.1	Trust Indenture Legislation.

(1)	If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, such mandatory requirement shall prevail.

(2)	The Corporation and the Warrant Agent agree that each will, at all times in relation to this Indenture and any action to be taken hereunder, observe and comply with and be entitled to the benefits of Applicable Legislation.

Section 9.2	Rights and Duties of Warrant Agent.

(1)	In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Warrant Agent shall exercise that degree of care, diligence and skill that a reasonably prudent warrant agent would exercise in comparable circumstances. No provision of this Indenture shall be construed to relieve the Warrant Agent from liability for its own gross negligence, wilful misconduct, bad faith or fraud under this Indenture.

(2)	The obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Warrant Agent or the Registered Warrantholders hereunder shall be conditional upon the Registered Warrantholders furnishing, when required by notice by the Warrant Agent, sufficient funds to commence or to continue such act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Agent to protect and to hold harmless the Warrant Agent and its officers, directors, employees and agents, against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Warrant Agent to expend or to risk its own funds or otherwise to incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified and funded as aforesaid.

(3)	The Warrant Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Registered Warrantholders at whose instance it is acting to deposit with the Warrant Agent the Warrants Certificates held by them, for which Warrants the Warrant Agent shall issue receipts.

(4)	Every provision of this Indenture that by its terms relieves the Warrant Agent of liability or entitles it to rely upon any evidence submitted to it, is subject to the provisions of Applicable Legislation.

(5)	The Warrant Agent shall have no obligations with respect to tax reporting.

Section 9.3	Evidence, Experts and Advisers.

(1)	In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Corporation shall furnish to the Warrant Agent such additional evidence of compliance with any provision hereof, and in such form, as may be prescribed by Applicable Legislation or as the Warrant Agent may reasonably require by written notice to the Corporation.

(2)	In the exercise of its rights and duties hereunder, the Warrant Agent may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents, or orders of the Corporation, certificates of the Corporation or other evidence furnished to the Warrant Agent pursuant to a request of the Warrant Agent, provided that such evidence complies with Applicable Legislation and that the Warrant Agent complies with Applicable Legislation and that the Warrant Agent examines the same and determines that such evidence complies with the applicable requirements of this Indenture.

(3)	Whenever it is provided in this Indenture or under Applicable Legislation that the Corporation shall deposit with the Warrant Agent resolutions, certificates, reports, opinions, requests, orders or other documents, it is intended that the truth, accuracy and good faith on the effective date thereof and the facts and opinions stated in all such documents so deposited shall, in each and every such case, be conditions precedent to the right of the Corporation to have the Warrant Agent take the action to be based thereon.

(4)	The Warrant Agent may employ or retain such Counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any Counsel, and shall not be responsible for any misconduct or negligence on the part of any such experts or advisers who have been appointed with due care by the Warrant Agent.

(5)	The Warrant Agent may act and rely and shall be protected in acting and relying in good faith on the opinion or advice of or information obtained from any Counsel, accountant, appraiser, engineer or other expert or adviser, whether retained or employed by the Corporation or by the Warrant Agent, in relation to any matter arising in the administration of the agency hereof.

Section 9.4          Documents, Monies, etc. Held by Warrant Agent.

Until released in accordance with this Indenture, any funds received hereunder shall be kept in segregated records of the Warrant Agent and the Warrant Agent shall place the funds in segregated trust accounts of the Warrant Agent at one or more of the Canadian Chartered Banks listed in Schedule 1 of the Bank Act (Canada) (“Approved Bank”). All amounts held by the Warrant Agent pursuant to this Agreement shall be held by the Warrant Agent in trust for the Corporation and the delivery of the funds to the Warrant Agent shall not give rise to a debtor-creditor or other similar relationship. The amounts held by the Warrant Agent pursuant to this Agreement are at the sole risk of the Corporation and, without limiting the generality of the foregoing, the Warrant Agent shall have no responsibility or liability for any diminution of the funds which may result from any deposit made with an Approved Bank pursuant to this section, including any losses resulting from a default by the Approved Bank or other credit losses (whether or not resulting from such a default). The parties hereto acknowledge and agree that the Warrant Agent will have acted prudently in depositing the funds at any Approved Bank, and that the Warrant Agent is not required to make any further inquiries in respect of any such bank. The Warrant Agent may hold cash balances constituting part or all of such monies and need not, invest the same. The Warrant Agent shall not be liable to account for any profit to any parties to this Indenture or to any other person or entity.

Section 9.5         Actions by Warrant Agent to Protect Interest.

Subject to the provisions of this Indenture and Applicable Legislation, the Warrant Agent shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Registered Warrantholders.

Section 9.6         Warrant Agent Not Required to Give Security.

The Warrant Agent shall not be required to give any bond or security in respect of the execution of the agency and powers of this Indenture or otherwise in respect of the premises.

Section 9.7         Protection of Warrant Agent.

By way of supplement to the provisions of any law for the time being relating to the Warrant Agent it is expressly declared and agreed as follows:

(a)	the Warrant Agent shall not be liable for or by reason of any statements of fact or recitals in this Indenture or in the Warrant Certificates (except the representation contained in Section 9.9 or in the Authentication of the Warrant Agent on the Warrant Certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation;

(b)	nothing herein contained shall impose any obligation on the Warrant Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto;

(c)	the Warrant Agent shall not be bound to give notice to any person or persons of the execution hereof;

(d)	the Warrant Agent shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of its covenants herein contained or of any acts of any directors, officers, employees, agents or servants of the Corporation;

(e)	the Corporation hereby indemnifies and agrees to hold harmless the Warrant Agent, its affiliates, their officers, directors, employees, agents, successors and assigns (the “Indemnified Parties”) from and against any and all liabilities whatsoever, losses, damages, penalties, claims, demands, actions, suits, proceedings, costs, charges, assessments, judgments, expenses and disbursements, including reasonable legal fees and disbursements of whatever kind and nature which may at any time be imposed on or incurred by or asserted against the Indemnified Parties, or any of them, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of the Indemnified Parties’ duties, or any other services that Warrant Agent may provide in connection with or in any way relating to this Indenture. The Corporation agrees that its liability hereunder shall be absolute and unconditional regardless of the correctness of any representations of any third parties and regardless of any liability of third parties to the Indemnified Parties, and shall accrue and become enforceable without prior demand or any other precedent action or proceeding; provided that the Corporation shall not be required to indemnify the Indemnified Parties in the event of the gross negligence, wilful misconduct, bad faith or fraud of the Warrant Agent, and this provision shall survive the resignation or removal of the Warrant Agent or the termination or discharge of this Indenture; and

(f)	notwithstanding the foregoing or any other provision of this Indenture, any liability of the Warrant Agent shall be limited, in the aggregate, to the amount of annual retainer fees paid by the Corporation to the Warrant Agent under this Indenture in the twelve(12) months immediately prior to the Warrant Agent receiving the first notice of the claim. Notwithstanding any other provision of this Indenture, and whether such losses or damages are foreseeable or unforeseeable, the Warrant Agent shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

Section 9.8         Replacement of Warrant Agent; Successor by Merger.

(1)	The Warrant Agent may resign its agency and be discharged from all further duties and liabilities hereunder, subject to this Section 9.8, by giving to the Corporation not less than 60 days’ prior notice in writing or such shorter prior notice as the Corporation may accept as sufficient. The Registered Warrantholders by Extraordinary Resolution shall have power at any time to remove the existing Warrant Agent and to appoint a new warrant agent. In the event of the Warrant Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new warrant agent unless a new warrant agent has already been appointed by the Registered Warrantholders; failing such appointment by the Corporation, the retiring Warrant Agent or any Registered Warrantholder may apply to a judge of the Province of Ontario on such notice as such judge may direct, for the appointment of a new warrant agent; but any new warrant agent so appointed by the Corporation or by the Court shall be subject to removal as aforesaid by the Registered Warrantholders. Any new warrant agent appointed under any provision of this Section 9.8 shall be an entity authorized to carry on the business of a trust company in the Province of Ontario and, if required by the Applicable Legislation for any other provinces, in such other provinces. On any such appointment, the new warrant agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Warrant Agent hereunder,

(2)	Upon the appointment of a successor warrant agent, the Corporation shall promptly notify the Registered Warrantholders thereof in the manner provided for in Section 10.2.

(3)	Any Warrant Certificates Authenticated but not delivered by a predecessor Warrant Agent may be Authenticated by the successor Warrant Agent in the name of the successor Warrant Agent.

(4)	Any corporation into which the Warrant Agent may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Warrant Agent shall be a party, or any corporation succeeding to substantially the corporate trust business of the Warrant Agent shall be the successor to the Warrant Agent hereunder without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as successor Warrant Agent under Section 9.8(1).

Section 9.9         Acceptance of Agency

The Warrant Agent hereby accepts the agency in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth.

Section 9.10      Warrant Agent Not to be Appointed Receiver.

The Warrant Agent and any person related to the Warrant Agent shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

Section 9.11      Warrant Agent Not Required to Give Notice of Default.

The Warrant Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof; nor shall the Warrant Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Warrant Agent and in the absence of any such notice the Warrant Agent may for all purposes of this Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein. Any such notice shall in no way limit any discretion herein given to the Warrant Agent to determine whether or not the Warrant Agent shall take action with respect to any default.

Section 9.12      Anti-Money Laundering.

(1)	Each party to this Agreement other than the Warrant Agent hereby represents to the Warrant Agent that any account to be opened by, or interest to be held by, the Warrant Agent in connection with this Agreement, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Warrant Agent’s prescribed form as to the particulars of such third party.

(2)	The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Warrant Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation, regulation or guideline. Further, should the Warrant Agent, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation, regulation or guideline, then it shall have the right to resign on ten (10) days’ written notice to the other parties to this Indenture, provided (i) that the Warrant Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Warrant Agent’s satisfaction within such ten (10) day period, then such resignation shall not be effective.

Section 9.13      Compliance with Privacy Code.

(1)	The parties acknowledge that the Warrant Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties or their representatives, as individuals, or about other individuals related to the subject matter hereof, and/or use such information for the following purposes:

(a)	to provide the services required under this Indenture and other services that may be requested from time to time;

(b)	to help the Warrant Agent manage its servicing relationships with such individuals;

(c)	to meet the Warrant Agent’s legal and regulatory requirements; and

(d)	if Social Insurance Numbers are collected by the Warrant Agent, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

(2)	Each party acknowledges and agrees that the Warrant Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of its acting as agent hereunder for the purposes described above and, generally, in the manner and on the terms described in its privacy code, which the Warrant Agent shall make available on its website, www.computershare.com, or upon request, including revisions thereto. The Warrant Agent may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides.

(3)	Further, each party agrees that it shall not provide or cause to be provided to the Warrant Agent any personal information relating to an individual who is not a party to this Indenture unless that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

Section 9.14      Securities Exchange Commission Certification.

(1)	The Corporation represents and warrants that it is filing reports with the SEC as a “foreign private issuer” (as such term is defined in Rule 3b-4 under the U.S. Exchange Act) and has delivered to the Warrant Agent an Officers’ Certificate certifying such “reporting issuer” status and other information as the Warrant Agent has requested, including, but not limited to, the Central Index Key that has been assigned for filing purposes. Should the Corporation cease to file reports with the SEC as a foreign private issuer, the Corporation covenants to deliver to the Warrant Agent an Officers’ Certificate (in a form provided by the Warrant Agent) certifying a change in “reporting issuer” status and such other information as the Warrant Agent may require at such given time. The Corporation understands that the Warrant Agent is relying upon the foregoing representation, warranty and covenant in order to meet certain SEC obligations with respect to those clients who are filing reports with the SEC.

ARTICLE 10
general

Section 10.1      Notice to the Corporation and the Warrant Agent.

(1)	Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation or the Warrant Agent shall be deemed to be validly given if delivered, sent by registered letter, postage prepaid or if emailed:

(a)	If to the Corporation:

The Valens Company Inc.
96 Spadina Avenue, Suite 400
Toronto, Ontario
M5V 2J6

Attention:      Tyler Robson, Chief Executive Officer
Email:

with a copy to (which shall not constitute notice):

Stikeman Elliott LLP
5300 Commerce Court West

199 Bay Street

Toronto, ON M5L 1B9

Attention:      Donald Belovich
Email:

(b)	If to the Warrant Agent and the Co-Agent:

Computershare Trust Company of Canada
3rd Floor, 510 Burrard St.

Vancouver, BC V6C 3B9

Attention:           General Manager, Corporate Trust
Email Address:   corporatetrust.vancouver@computershare.com

and any such notice delivered in accordance with the foregoing shall be deemed to have been received and given on the date of delivery (if such date is a Business Day, otherwise the Business Day following the date of delivery if such date is not a Business Day) or, if mailed, on the fifth Business Day following the date of mailing such notice or, if emailed prior to 4:30 p.m. on a Business Day, on such Business Day and otherwise on the next Business Day following the date of email.

(2)	The Corporation or the Warrant Agent, as the case may be, may from time to time notify the other in the manner provided in Section 10.1(1) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Corporation or the Warrant Agent, as the case may be, for all purposes of this Indenture.

(3)	If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrant Agent or to the Corporation hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered to the named officer of the party to which it is addressed, as provided in Section 10.1(1), or given by email or other means of prepaid, transmitted and recorded communication.

Section 10.2      Notice to Registered Warrantholders.

(1)	Unless otherwise provided herein, notice to the Registered Warrantholders under the provisions of this Indenture shall be valid and effective if delivered or sent by ordinary prepaid post addressed to such holders at their post office addresses appearing on the register hereinbefore mentioned and shall be deemed to have been effectively received and given on the date of delivery if that date is a Business Day or the Business Day following the date of delivery if such date is not a Business Day or, if mailed, on the third Business Day following the date of mailing such notice. In the event that Warrants are held in the name of the Depository, a copy of such notice shall also be sent by electronic communication to the Depository and shall be deemed received and given on the day it is so sent.

(2)	If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Registered Warrantholders hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered to such Registered Warrantholders to the address for such Registered Warrantholders contained in the register maintained by the Warrant Agent or such notice may be given, at the Corporation’s expense, by means of publication in The Globe and Mail or any other English language daily newspaper or newspapers of general circulation in Canada, in each two successive weeks, the first such notice to be published within 5 Business Days of such event, and any so notice published shall be deemed to have been received and given on the latest date the publication takes place.

Section 10.3      Ownership of Warrants.

The Corporation and the Warrant Agent may deem and treat the Registered Warrantholders as the absolute owner thereof for all purposes, and the Corporation and the Warrant Agent shall not be affected by any notice or knowledge to the contrary except where the Corporation or the Warrant Agent is required to take notice by statute or by order of a court of competent jurisdiction. The receipt of any such Registered Warrantholder of the Warrant Shares which may be acquired pursuant thereto shall be a good discharge to the Corporation and the Warrant Agent for the same and neither the Corporation nor the Warrant Agent shall be bound to inquire into the title of any such holder except where the Corporation or the Warrant Agent is required to take notice by statute or by order of a court of competent jurisdiction.

Section 10.4      Counterparts.

This Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof. Delivery of an executed copy of the Indenture by electronic facsimile transmission or other means of electronic communication capable of producing a printed copy will be deemed to be execution and delivery of this Indenture as of the date hereof.

Section 10.5      Satisfaction and Discharge of Indenture.

Upon the earlier of:

(a)	the date by which there shall have been delivered to the Warrant Agent for exercise or cancellation all Warrants theretofore Authenticated hereunder and that no Warrants are outstanding hereunder, in the case of Warrant Certificates (or such other instructions, in a form satisfactory to the Warrant Agent), in the case of Uncertificated Warrants, or by way of standard processing through the book entry system in the case of a Uncertificated Warrant registered in the name of the Depository; and

(b)	the Expiry Time;

and if all certificates or other entry on the register representing Warrant Shares required to be issued in compliance with the provisions hereof have been issued and delivered hereunder or to the Warrant Agent in accordance with such provisions, this Indenture shall cease to be of further effect and the Warrant Agent, on demand of and at the cost and expense of the Corporation and upon delivery to the Warrant Agent of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture. Notwithstanding the foregoing, the indemnities provided to the Warrant Agent by the Corporation hereunder shall remain in full force and effect and survive the termination of this Indenture.

Section 10.6      Provisions of Indenture and Warrants for the Sole Benefit of Parties and Registered Warrantholders.

Nothing in this Indenture or in the Warrants, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the Registered Warrantholders, as the case may be, any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Registered Warrantholders.

Section 10.7      Common Shares or Warrants Owned by the Corporation or its Subsidiaries - Certificate to be Provided.

For the purpose of disregarding any Warrants owned legally or beneficially by the Corporation in Section 7.16, the Corporation shall provide to the Warrant Agent, from time to time, a certificate of the Corporation setting forth as at the date of such certificate:

(a)	the names (other than the name of the Corporation) of the Registered Warrantholders which, to the knowledge of the Corporation, are owned by or held for the account of the Corporation; and

(b)	the number of Warrants owned legally or beneficially by the Corporation;

and the Warrant Agent, in making the computations shall be entitled to rely on such certificate without any additional evidence.

Section 10.8      Severability

If, in any jurisdiction, any provision of this Indenture or its application to any party or circumstance is restricted, prohibited or unenforceable, such provision will, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Indenture and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other parties or circumstances.

Section 10.9      Force Majeure

No party shall be liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

Section 10.10    Assignment, Successors and Assigns

Neither of the parties hereto may assign its rights or interest under this Indenture, except as provided in Section 9.8 in the case of the Warrant Agent, or as provided in Section 8.2 in the case of the Corporation. Subject thereto, this Indenture shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

Section 10.11    Rights of Rescission and Withdrawal for Holders

Should a holder of Warrants exercise any legal, statutory, contractual or other right of withdrawal or rescission that may be available to it, and the holder’s funds which were paid on exercise have already been released to the Corporation by the Warrant Agent, the Warrant Agent shall not be responsible for ensuring the exercise is cancelled and a refund is paid back to the holder. In such cases, the holder shall seek a refund directly from the Corporation and subsequently, the Corporation, upon surrender to the Corporation or the Warrant Agent of any underlying Warrant Shares or other securities that may have been issued, or such other procedure as agreed to by the parties hereto, shall instruct the Warrant Agent in writing to cancel the exercise transaction and any such underlying Warrant Shares or other securities on the register that may have already been issued upon the Warrant exercise. In the event that any payment is received from the Corporation by virtue of the holder being a shareholder for such Warrants that were subsequently rescinded, such payment must be returned to the Corporation by such holder. The Warrant Agent shall not be under any duty or obligation to take any steps to ensure or enforce the return of the funds pursuant to this section, nor shall the Warrant Agent be in any other way responsible in the event that any payment is not delivered or received pursuant to this section. Notwithstanding the foregoing, in the event that the Corporation provides the refund to the Warrant Agent for distribution to the holder, the Warrant Agent shall return such funds to the holder as soon as reasonably practicable, and in so doing, the Warrant Agent shall incur no liability with respect to the delivery or non-delivery of any such funds.

[signature page follows]

IN WITNESS WHEREOF the parties hereto have executed this Indenture under the hands of their proper officers in that behalf as of the date first written above.

THE VALENS COMPANY INC.
By:	/s/ Tyler Robson
Name: Tyler Robson
Title: Chief Executive Officer

COMPUTERSHARE TRUST COMPANY OF CANADA
By:	/s/ Brian Howarth
Name: Brian Howarth
Title: Corporate Trust Officer

By:	/s/ Justin Livingstone
Name: Justin Livingstone
Title: Corporate Trust Officer

Signature Page to Warrant Indenture

SCHEDULE “A”
FORM OF WARRANT

THE WARRANTS EVIDENCED HEREBY ARE EXERCISABLE AT OR BEFORE 4:30 P.M. (TORONTO TIME) ON APRIL 5, 2026, AFTER WHICH TIME THE WARRANTS EVIDENCED HEREBY SHALL BE DEEMED TO BE VOID AND OF NO FURTHER FORCE OR EFFECT.

WARRANT

To acquire Common Shares of

THE VALENS COMPANY INC.

(incorporated under the Canada Business Corporations Act)

Warrant Certificate No. [●]

Certificate for ____________________________ Warrants, each entitling the holder to acquire one (1) Common Share (subject to adjustment as provided for in the Warrant Indenture (as defined below))

CUSIP [●]

ISIN CA[●]

THIS IS TO CERTIFY THAT, for value received,

(the “Warrantholder”) is the registered holder of the number of common share purchase warrants (the “Warrants”) of The Valens Company Inc. (the “Corporation”) specified above, and is entitled, on exercise of these Warrants upon and subject to the terms and conditions set forth herein and in the Warrant Indenture, to purchase at any time before 4:30 p.m. (Toronto time) (the “Expiry Time”) on April 5, 2026 (the “Expiry Date”), as defined in the Warrant Indenture, one fully paid and non-assessable common share without par value in the capital of the Corporation as constituted on the date hereof (a “Common Share”) for each Warrant subject to adjustment in accordance with the terms of the Warrant Indenture.

The right to purchase Common Shares may only be exercised by the Warrantholder within the time set forth above by:

(a)	duly completing and executing the exercise form (the “Exercise Form”) attached hereto; and

(b)	surrendering this warrant certificate (the “Warrant Certificate”), with the Exercise Form to the Warrant Agent at the Warrant Agency (as defined in the Warrant Indenture), together with a certified cheque, bank draft or money order in the lawful money of Canada payable to or to the order of the Corporation in an amount equal to the purchase price of the Common Shares so subscribed for.

The surrender of this Warrant Certificate, the duly completed Exercise Form and payment as provided above will be deemed to have been effected only on personal delivery thereof to, or if sent by mail or other means of transmission on actual receipt thereof by, the Warrant Agent at its principal office as set out above.

Subject to adjustment thereof in the events and in the manner set forth in the Warrant Indenture hereinafter referred to, the exercise price payable for each Common Share upon the exercise of Warrants shall be $3.20 per Common Share (the “Exercise Price”).

Certificates for the Common Shares subscribed for will be mailed to the persons specified in the Exercise Form at their respective addresses specified therein or, if so specified in the Exercise Form, delivered to such persons at the office where this Warrant Certificate is surrendered. If fewer Common Shares are purchased than the number that can be purchased pursuant to this Warrant Certificate, the holder hereof will be entitled to receive without charge a new Warrant Certificate in respect of the balance of the Common Shares not so purchased. No fractional Common Shares will be issued upon exercise of any Warrant. Any fractional Common Shares shall be rounded down to the nearest whole number and the holders of such Warrants shall not be entitled to any compensation in respect of any fractional Common Share which is not issued.

This Warrant Certificate evidences Warrants of the Corporation issued or issuable under the provisions of a warrant indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the “Warrant Indenture”) dated as of April 5, 2022 between the Corporation and Computershare Trust Company of Canada, as Warrant Agent, to which Warrant Indenture reference is hereby made for particulars of the rights of the holders of Warrants, the Corporation and the Warrant Agent in respect thereof and the terms and conditions on which the Warrants are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth, to all of which the holder, by acceptance hereof, assents. The Corporation will furnish to the holder, on request and without charge, a copy of the Warrant Indenture. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Warrant Indenture.

Pursuant to Section 3.2(14) of the Warrant Indenture, if at any time following the initial effectiveness of a registration statement filed with the United States Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended, registering the Common Shares issuable upon exercise of the Warrants, (including any prospectus contained therein and any supplement thereto, a “Registration Statement”) and prior to the Expiry Time, the Corporation determines that no Registration Statement filed with the United States Securities and Exchange Commission is effective, or the use of any such Registration Statement is suspended, no Warrantholder will be permitted to exercise Warrants unless an exemption or exclusion from the registration requirements of the U.S. Securities Act and applicable state securities laws is available, and the Corporation shall promptly provide written notice of such determination to the Warrant Agent. Upon receipt of such notice, the Warrant Agent shall provide a copy thereof to each holder of Warrants, and confirm in writing that the then outstanding Warrants may, until the earlier of (x) a Registration Statement becoming effective or ceasing to be suspended and any prospectus supplement necessary in relation thereto having been filed, or (y) the Expiry Time, if the Current Market Price exceeds the Exercise Price, also be exercised by means of a “cashless exercise” in which the holder of Warrants shall be entitled to surrender a Warrant to the Corporation in exchange for the issuance of the number of Common Shares equal to the quotient obtained by dividing [(A-B)*(X)] by (A), where: (a) (A) equals the Current Market Price on the trading day immediately preceding the date of the receipt by the Warrant Agent of the notice of exercise; (b) (B) equals the Exercise Price per Common Share of such Warrant, as adjusted; and (c) (X) equals the number of Common Shares that would otherwise be issuable upon exercise of such Warrant in accordance with its terms by means of a cash exercise rather than a cashless exercise.

The issue price for each such Common Share to be issued pursuant to the cashless exercise of a Warrant will be equal to (B), as defined above, and the total issue price for the aggregate number of Common Shares issued pursuant to the cashless exercise of a Warrant will be paid and satisfied in full by the surrender to the Warrant Agent of such Warrant.

In addition, if the Corporation determines at any time prior to the Expiry Date that U.S. state securities laws are not preempted with respect to exercises of the Warrants, the Corporation may by written notice to the Warrant Agent elect to permit exercises of Warrants that are subject to the laws of one or more U.S. jurisdictions to be exercised on a “cashless exercise” basis, pursuant to the cashless exercise formula set forth above.

On presentation at the principal office of the Warrant Agent as set out above, subject to the provisions of the Warrant Indenture and in compliance with the reasonable requirements of the Warrant Agent, one or more Warrant Certificates may be exchanged for one or more Warrant Certificates entitling the holder thereof to purchase in the aggregate an equal number of Common Shares as are purchasable under the Warrant Certificate(s) so exchanged.

The Warrant Indenture contains provisions for the adjustment of the Exercise Price payable for each Common Share issuable upon the exercise of Warrants and the number of Common Shares issuable upon the exercise of Warrants in the events and in the manner set forth therein.

The Warrant Indenture also contains provisions making binding on all holders of Warrants outstanding thereunder all resolutions passed at meetings of holders of Warrants held in accordance with the provisions of the Warrant Indenture and instruments in writing signed by Warrantholders of Warrants entitled to purchase a specific majority of the Common Shares that can be purchased pursuant to such Warrants.

Nothing contained in this Warrant Certificate, the Warrant Indenture or elsewhere shall be construed as conferring upon the holder hereof any right or interest whatsoever as a holder of Common Shares or any other right or interest except as herein and in the Warrant Indenture expressly provided. In the event of any discrepancy between anything contained in this Warrant Certificate and the terms and conditions of the Warrant Indenture, the terms and conditions of the Warrant Indenture shall govern.

Warrants may only be transferred in compliance with the conditions of the Warrant Indenture on the register to be kept by the Warrant Agent at the Warrant Agency, or such other registrar as the Corporation, with the approval of the Warrant Agent, may appoint at such other place or places, if any, as may be designated, upon surrender of this Warrant Certificate to the Warrant Agent or other registrar accompanied by a written instrument of transfer in form and execution satisfactory to the Warrant Agent or other registrar and upon compliance with the conditions prescribed in the Warrant Indenture and with such reasonable requirements as the Warrant Agent or other registrar may prescribe and upon the transfer being duly noted thereon by the Warrant Agent or other registrar. Time is of the essence hereof.

This Warrant Certificate will not be valid for any purpose until it has been countersigned by or on behalf of the Warrant Agent from time to time under the Warrant Indenture.

The parties hereto have declared that they have required that these presents and all other documents related hereto be in the English language. Les parties aux présentes déclarent qu’elles ont exigé que la présente convention, de même que tous les documents s’y rapportant, soient rédigés en anglais.

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be duly executed by its duly authorized officer as of this • day of •, 2022 by:

THE VALENS COMPANY INC.

By:
Authorized Signatory

Countersigned and Registered • day of •, 2022:

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Authorized Signatory

FORM OF TRANSFER

To:	Computershare Trust Company of Canada

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers to

(print name and address) the Warrants represented by this Warrant Certificate and hereby irrevocably constitutes and appoints __________________________ as its attorney with full power of substitution to transfer the said securities on the appropriate register of the Warrant Agent.

DATED this ____ day of_________________, 20____.

SPACE FOR GUARANTEES OF SIGNATURES (BELOW))

)
Signature of Transferor
)

)
)

Guarantor’s Signature/Stamp	)	Name of Transferor

REASON FOR TRANSFER – For US Residents only (where the individual(s) or corporation receiving the securities is a US resident). Please select only one (see instructions below).

☐ Gift	☐ Estate	☐ Private Sale	☐ Other (or no change in ownership)

Date of Event (Date of gift, death or sale):	Value per Warrant on the date of event:

☐ CAD OR ☐ USD

CERTAIN REQUIREMENTS RELATING TO TRANSFERS – READ CAREFULLY

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. All securityholders or a legally authorized representative must sign this form. The signature(s) on this form must be guaranteed in accordance with the transfer agent’s then current guidelines and requirements at the time of transfer. Notarized or witnessed signatures are not acceptable as guaranteed signatures. As at the time of closing, you may choose one of the following methods (although subject to change in accordance with industry practice and standards):

●	Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words “Medallion Guaranteed”, with the correct prefix covering the face value of the certificate.

●	Canada: A Signature Guarantee obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust. The Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”, sign and print their full name and alpha numeric signing number. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program. For corporate holders, corporate signing resolutions, including certificate of incumbency, are also required to accompany the transfer, unless there is a “Signature & Authority to Sign Guarantee” Stamp affixed to the transfer (as opposed to a “Signature Guaranteed” Stamp) obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a Medallion Signature Guarantee with the correct prefix covering the face value of the certificate.

●	Outside North America: For holders located outside North America, present the certificates(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.

OR

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. The signature(s) on this form must be guaranteed by an authorized officer of Royal Bank of Canada, Scotia Bank or TD Canada Trust whose sample signature(s) are on file with the transfer agent, or by a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”, “MEDALLION GUARANTEED” OR “SIGNATURE & AUTHORITY TO SIGN GUARANTEE”, all in accordance with the transfer agent’s then current guidelines and requirements at the time of transfer. For corporate holders, corporate signing resolutions, including certificate of incumbency, will also be required to accompany the transfer unless there is a “SIGNATURE & AUTHORITY TO SIGN GUARANTEE” Stamp affixed to the Form of Transfer obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a “MEDALLION GUARANTEED” Stamp affixed to the Form of Transfer, with the correct prefix covering the face value of the certificate.

REASON FOR TRANSFER – FOR US RESIDENTS ONLY

Consistent with US IRS regulations, Computershare Trust Company of Canada is required to request cost basis information from US securityholders. Please indicate the reason for requesting the transfer as well as the date of event relating to the reason. The event date is not the day in which the transfer is finalized, but rather the date of the event which led to the transfer request (i.e. date of gift, date of death of the securityholder, or the date the private sale took place).

SCHEDULE “B”
EXERCISE FORM

TO:	The Valens Company Inc. (the “Corporation”)

AND TO:	Computershare Trust Company of Canada

The undersigned holder of the Warrants evidenced by this Warrant Certificate hereby exercises the right to acquire:

[Please complete (a) or (b) below.]

(a) ______________ Common Shares of The Valens Company Inc. pursuant to the right of such holder to be issued, and hereby subscribes for, the Common Shares that are issuable pursuant to the exercise of such Warrants on the terms specified in such Warrant Certificate and in the Warrant Indenture for an aggregate exercise price of $______________ and encloses herewith payment in full of the subscription price of the Common Shares hereby subscribed for; or

(b) ______________ Common Shares of The Valens Company Inc., only if permitted pursuant to Section 3.2(14) of the Warrant Indenture, by means of a “cashless exercise” in which the holder of Warrants shall be entitled to receive a certificate for the number of Common Shares equal to the quotient obtained by dividing [(A-B)*(X)] by (A), where (i) (A) equals the Current Market Price on the trading day immediately preceding the date of the receipt by the Warrant Agent of the notice of exercise; (ii) (B) equals the Exercise Price per Common Share of each Warrant, as adjusted; and (iii) (X) equals the number of Common Shares that would otherwise be issuable upon exercise of the Warrants in accordance with their terms by means of a cash exercise rather than a cashless exercise, and the undersigned hereby agrees that the issue price for each such Common Share pursuant to this cashless exercise of such Warrants is equal to (B), as defined above, and the undersigned hereby surrenders all such Warrants to The Valens Company Inc. in full payment and satisfaction of the total issue price for such Common Shares pursuant to this cashless exercise of such Warrants.

Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the warrant indenture between The Valens Company Inc. and Computershare Trust Company of Canada dated April 5, 2022 (the “Warrant Indenture”).

The undersigned hereby acknowledges that the undersigned is aware that the Common Shares received on exercise may be subject to restrictions on resale under applicable securities legislation.

Any capitalized term in this Warrant Certificate that is not otherwise defined herein, shall have the meaning ascribed thereto in the Warrant Indenture.

The undersigned hereby irrevocably directs that the said Common Shares be issued, registered and delivered as follows:

Name(s) in Full and Social Insurance Number(s) (if applicable)	Address(es)	Number of Common Shares

Please print full name in which certificates representing the Common Shares are to be issued. If any Common Shares are to be issued to a person or persons other than the registered holder, the registered holder must pay to the Warrant Agent all eligible transfer taxes or other government charges, if any, and the Form of Transfer must be duly executed.

B - 1

Once completed and executed, this Exercise Form must be mailed or delivered to Computershare Trust Company of Canada, c/o General Manager, Corporate Trust.

DATED this ____day of _____, 20__.

)
)
)
Witness	) )	(Signature of Warrantholder, to be the same as appears on the face of this Warrant Certificate)
)
)
)
Name of Registered Warrantholder

☐	Please check if the certificates representing the Common Shares are to be delivered at the office where this Warrant Certificate is surrendered, failing which such certificates will be mailed to the address set out above. Certificates will be delivered or mailed as soon as practicable after the surrender of this Warrant Certificate to the Warrant Agent.

B - 2